================================================================================

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF JUNE, 2009

                        COMMISSION FILE NUMBER 2 - 68279

                               RICOH COMPANY, LTD.
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

               13-1, GINZA 8-CHOME, CHUO-KU, TOKYO 104-8222, JAPAN
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

     Form 20-F [X] Form 40-F [_]

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_])

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_])

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes [_] No [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-        )
                                      -------

================================================================================

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         Ricoh Company, Ltd.
                                         --------------------------------------
                                         (Registrant)


Date: June 3, 2009                           By: /s/ Takashi Nakamura
                                             ----------------------------------
                                      Name:  Takashi Nakamura
                                      Title: Director
                                             Corporate Executive Vice President
                                             CHO(Chief Human Resource Officer)
                                             General Manager of Personnel
                                             Division

(TRANSLATION)

                                                         (Securities Code: 7752)
                                                                    June 3, 2009

                                    NOTICE OF
                 109TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholder,

The Company would hereby like to inform you that the 109th Ordinary General Meeting of Shareholders will be held as follows, and would be grateful if you could attend the meeting.

Those who will not be able to attend the meeting on the day are kindly requested to consider appended "Reference Material for Ordinary General Meeting of Shareholders" and exercise your voting right in writing or via the Internet no later than 5:30 p.m., Wednesday, June 24, 2009.

[Exercise of voting rights in writing]

Please indicate your "approval or disapproval" for each of the proposals on the voting form enclosed herewith and return the form by the above-mentioned deadline.

[Exercise of voting rights via the Internet]

     Please access the website designated by the Company for the Exercise of Voting Rights (http://www.web54.net), use "Voting right exercise code" and "Password," both shown in the voting form and enter your approval or disapproval for each of the proposals following the instructions displayed on the screen.

     When exercising your voting right through the Internet website, please read "Exercise of Voting Rights via the Internet" on page 53.

                                          Yours faithfully,
                                          Shiro Kondo,
                                          Representative Director,
                                          President and Chief Executive Officer
                                          Ricoh Company, Ltd.
                                          1-3-6 Nakamagome, Ohta-ku, Tokyo

1. DATE AND TIME:     Thursday, June 25, 2009, from 10:00 a.m.

2. VENUE:             Ricoh's registered head office: 1-3-6 Nakamagome,
                      Ohta-ku, Tokyo

3. PURPOSE:

ITEMS TO BE REPORTED: 1.   The Business Report, Consolidated Financial
                           Statements and the results of auditing
                           consolidated financial statements by Accounting
                           Auditors and the Board of Corporate Auditors for the fiscal year ended March 31, 2009 (from April
                           1, 2008 to March 31, 2009)

                      2. The Non-Consolidated Financial Statements for the fiscal year ended March 31, 2009 (from April 1, 2008 to March 31, 2009)

ITEMS TO BE RESOLVED:

       Agenda 1:    Appropriation of retained earnings
       Agenda 2:    Partial amendments to the Articles of Incorporation
       Agenda 3:    Election of one (1) Corporate Auditor
       Agenda 4:    Election of one (1) Substitute Corporate Auditor
       Agenda 5:    Payment of bonuses to Directors

4. TREATMENT OF VOTING RIGHTS

(1) When voting rights were exercised both in writing and via the Internet, the vote arrived later shall be deemed effective. However, if votes arrive on the same day, the vote registered via the Internet shall be deemed effective.

(2) When voting rights are exercised via the Internet more than once, the last vote shall be deemed effective.

----------

Notes:

1. Shareholders are requested to fill out and submit the appended voting form at the reception desk when attending.

2. If there is any revision to Reference Material for Ordinary General Meeting of Shareholders, Business Report, Consolidated and Non-consolidated Financial Statements, such revision will be notified on the Company's website (http://www.ricoh.co.jp/IR/).

This English translation is an abridged version of the original notice in Japanese. In the event of any discrepancy, the Japanese version shall prevail.

TO OUR SHAREHOLDERS

I would like to take this opportunity to express our sincere appreciation for our shareholders' continuous support to us in delivering our business report for 109th business term, from April 1, 2008 to March 31, 2009.

Consolidated net sales of Ricoh Group for the fiscal year under review amounted to Yen 2,091.6 billion, a decrease of 5.8% from the previous year, significantly affected by the decrease in sales from all categories, including the Imaging & Solutions, Industrial Products, and Other segments due to the economic slowdown and the appreciation of the yen.

Net income was Yen 6.5 billion, a decrease of 93.9% from the previous year, due to a foreign exchange loss in addition to decreased income caused by the severe business environment.

With regard to dividends, we would like to propose a year-end dividend of Yen 15 per share at the 109th Ordinary General Meeting of Shareholders. In addition to the interim dividend of Yen 18 per share already disbursed, the total dividend for the fiscal year under review would amount to Yen 33 per share, the same amount as the previous fiscal year.

It is true that there are various uncertain factors such as economic trends and foreign exchange fluctuations, but the Ricoh Group is determined to do the utmost efforts to achieve consolidated net sales of Yen 2,160 billion and net income of Yen 30 billion in the fiscal year ending March 31, 2010.

Under the 16th Mid-Term Management Plan in which we announce our vision of the three years from the fiscal year ended March 2009, the Ricoh Group strove to achieve further growth and development through customer value creation and highly efficient management. By implementing these initiatives, we aim to meet the expectations of our shareholders.

We look forward to your support and encouragement to the Company from now on.

                                          Sincerely,

                                          June 2009

                                          Masamitsu Sakurai,
                                          Chairman of the Board and
                                          Representative Director, Chairman

                                          Shiro Kondo,
                                          Representative Director, President
                                          and Chief Executive Officer

Reference Documents Attached to Notice of 109th Ordinary General Meeting of Shareholders

                     BUSINESS REPORT FOR 109TH BUSINESS TERM
                        (April 1, 2008 to March 31, 2009)

     (The following is an unofficial English translation of the Reports for the 109th Fiscal Year of the Company. The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.)

1. STATUS OF THE RICOH GROUP

(1) OPERATING CONDITIONS FOR THE FISCAL YEAR UNDER REVIEW

(I) Operating progress and results

-    Overview

..    Business Environment

In the fiscal year under review, the U.S.-originated financial crisis spread globally. From the Autumn onwards in particular it impacted massively on the real economy. In addition to the U.S., economic conditions turned down in the comparatively steady European economy also. Even the Asian economies such continually-expanding China dived sharply. The Japanese economy also fell into extremely severe circumstances with corporate earnings dropping considerably under the effect of a sharply appreciating yen, falling stock markets, weakening capital investment and flagging individual consumption.

..    Ricoh Group Vision

Ricoh Group announced a group vision "Winner in the 21st Century" (Build a strong global RICOH brand), and aims to gain the strong trust of customers by continually contributing to greater customer productivity and knowledge creation, thereby continuing to grow and develop. To these ends, Ricoh is promoting business activities in order to provide innovative products and services for all customers who handle information at work and in their lives, based on the Ricoh values of "Harmonize with the environment", "Simplify your life and work", and "Support knowledge management".)

..    Medium and Long Term Management Strategy

In its 16th Mid-Term Management Plan for the period April 2008 to March 2011, Ricoh shall put even more emphasis on customer viewpoints, and continue providing products and services which exceed customer expectations, thereby earning even greater trust of customers.

Especially in the imaging and solutions area, Ricoh Group plans to utilize its strengths such as customer contact capabilities, excellent product line, ability to propose solutions, global business development abilities, and image processing technologies, to respond to increasingly diverse needs of more customers, and strengthen its business foundations.

Specifically, "Work flow", "Security", "TCO (Total Cost of Ownership)", "Compliance", and "Environment" are important issues for customers. Ricoh will focus on these to provide greater customer value. Ricoh helps customers to improve their business productivity improvement and promote the creation of knowledge in their businesses through its IT services. In addition to providing document solutions by constructing and implementing systems with centralized storage, search, and output by file servers, its other IT services includes support for the introduction and utilization of IT and the provision of security and business continuity solutions.

Ricoh is providing better color laser printer and GELJET printer products to boost growth of its low-end business and rapidly establish the production printing business, thus expanding its business areas in the printing market.

In the industrial market, allocation of business resources is focused on businesses where large growth is expected. Ricoh will put efforts into strengthening cooperation between technical fields and business areas in order to combine diverse fields and create new businesses.

Ricoh is also making further advances in business development in emerging markets, in both the Imaging & solutions and the industrial products.

In order to increase or create customer value and boost earning power in each business, it is important to secure competitive superiority through technology. Ricoh will continue to actively work to strengthen its technical abilities.

..    New Products from Imaging & Solutions

In the Imaging & solutions market, Ricoh continually creates new color multifunction machines and color laser printers, further enhancing the product line. In digital color printers targeted for the business office, Ricoh introduced the Imagio MP C5000, which, at 50 Pages per minute, is the fastest in its class. In printers which can be used for personal offices or for distributed printing in a large office, we introduced the Imagio MP C2200. In addition, as the Reconditioning (RC) machine, which uses our brand-new recycling technology, we introduced the Imagio Neo 300RC/250RC series.

By achieving excellent environmental performance, higher image quality, and advanced security functions in these new product launches, Ricoh's stronger product line has led it to attain large market shares in color copier/multifunction equipment markets in Japan and overseas.

As a color laser printer, we introduced the IPSiO SP C310, a high productivity, compact, stylish A4 color laser printer. Since it fits in a limited space, it is well-suited for a variety of uses, including personal offices, small businesses, medical offices, university laboratories, etc.

As a production class multifunctional color system, we introduced the RICOH Pro C900 in answer to the needs of the high-speed printing and production market for a color/monochrome 90-page-per-minute A4 landscape printer with high picture quality, high stability and high reliability.

In the corporate and commercial professional printing market, where there are needs for very low-cost color POD (Print On Demand), we strengthened our line-up.

..    Acquisition of IKON Office Solutions, Inc.

To further growth our imaging and solutions business, we acquired IKON Office Solutions, Inc. headquartered in United States, the world's largest independent channel for document management systems and services.

IKON has a sales and support network, long-standing customer relationships with major businesses in the U.S., Canada and the Western European market as well as advanced capabilities on professional services. Combining those strengths with Ricoh's innovative technology and imaging solutions, we create opportunities to expand our global business.

..    Further improvement of customer satisfaction

According to J.D. Powers Asia-Pacific "2008 Japan Copier/Multifunction Product Customer Satisfaction Study", for the 2nd year, we received the number 1 ranking. According to Ascii Laboratories "Compact Digital Camera Customer satisfaction survey", we received a similarly high evaluation for digital cameras. By continuing to emphasize our customers' needs, we will increase our efforts to create products which receive such high grades.

..    Performance in the fiscal year under review

Net sales amounted to Yen 2,091.6 billion, down 5.8% from the previous year. Operating income was down 58.9% year on year to Yen 74.5 billion. With respect to non-operating income (loss), income from continuing operations before income taxes, equity income and minority interests was down 82.3% from the previous year to Yen 30.9 billion, due to foreign exchange loss caused by the stronger yen in the latter half of the fiscal year, as well as loss on evaluation of marketable securities. Net income decreased by 93.9% from the previous year to Yen 6.5 billion.

CONSOLIDATED SALES BY CATEGORY (CONSOLIDATED BASIS)

Category                Sales (billions of yen)  Percentage of total  Change (%)
--------------------------------------------------------------------------------
   Imaging Solutions            1,598.6                  76.4            -6.5
   Network System
     Solutions                    234.4                  11.2            17.2
Imaging & Solutions             1,833.0                  87.6            -4.0
Industrial Products               115.5                   5.5           -19.9
Other                             143.0                   6.9           -13.9
Total                           2,091.6                 100.0            -5.8
--------------------------------------------------------------------------------
   Japan                          938.3                  44.9            -7.6
   Overseas                     1,153.3                  55.1            -4.2
   The Americas                   502.8                  24.0            15.7
   Europe                         523.4                  25.0           -13.2
   Other                          127.0                   6.1           -23.4
--------------------------------------------------------------------------------

IMAGING & SOLUTIONS (down 4.0% year on year to Yen 1,833 billion)

In the Imaging & Solutions segment, which consists of Imaging Solutions and Network System Solutions, various efforts were made, including strengthening the sales system and expanding business areas but economic setback and the appreciating yen significantly affected the performance of this segment. As a result, net sales decreased by 4.0% from the previous corresponding period to Yen 1,833.0 billion. Net sales excluding the impact of foreign exchange fluctuations increased by 3.7% from the previous corresponding period.

Imaging Solutions (down 6.5% year on year to Yen 1,598.6 billion)


Trends in consolidated net sales                               (billions of yen)

FY 2008                                                                  1,709.4

FY 2009                                                                  1,598.6

FY 2010(E)                                                               1,645.7

Imaging Solution:  Digital copiers, color copiers, analog copiers, digital duplicators, facsimile machines, diazo copiers, scanners, multi-functional printers (MFP), printers and software

Sales of color MFPs increased steadily while those of black-and-white MFPs substantially decreased from the previous corresponding period. Sales of printers increased steadily due to the reinforced sales system and expanded business areas. Overall sales in the Imaging & Solutions segment, however, decreased by 6.5% from the previous corresponding period to Yen 1,598.6 billion, significantly affected by the economic recession and the appreciation of the yen.

Network System Solutions (up 17.2% year on year to Yen 234.4 billion)


Trends in consolidated net sales                               (billions of yen)

FY 2008                                                                    200.0

FY 2009                                                                    234.4

FY 2010(E)                                                                 270.2

Network System Solutions: Personal computers, PC servers, network systems and network related software

Due to the expansion of IT services and the solutions business, sales of Network System Solutions increased by 17.2% from the previous corresponding period, to Yen 234.4 billion. Overseas IT service business was changed from Imaging Solutions to Network System Solutions from this fiscal year. The effect of the change was Yen 17.7 billion.

INDUSTRIAL PRODUCTS (down 19.9% year on year to Yen 115.5 billion)


Trends in consolidated net sales                               (billions of yen)

FY 2008                                                                    144.3

FY 2009                                                                    115.5

FY 2010(E)                                                                 104.1

Industrial Products: Thermal media, optical equipments, semiconductors, electronic component and measuring equipments

Net sales in the Industrial Products segment decreased by 19.9% from the previous corresponding period, to Yen 115.5 billion. Sales of each business, including semiconductors, thermal media, and electric components decreased due to the economic recession.

OTHER (down 13.9% year on year to Yen 143.0 billion)


Trends in consolidated net sales                               (billions of yen)

FY 2008                                                                    166.0

FY 2009                                                                    143.0

FY 2010(E)                                                                 140.0

Other: Digital cameras, etc.

Net sales in this segment decreased by 13.9% from the previous corresponding period, to Yen 143.0 billion. Sales of digital cameras and of each business decreased due to the economic recession.

(II) PLANT AND EQUIPMENT INVESTMENT

In the fiscal period under review, the Ricoh Group invested a total of Yen 96.9 billion (including an investment of Yen 41.8 billion by the Company) in plant and equipment, mainly comprising the following.

(a) Major equipment and facility expansions completed during the fiscal year:

          Equipment-related supplies plant (Numazu Plant)

(b) Major equipment and facility expansions in progress in the fiscal year:

          Construction of a new building in the Ricoh Technology Center Equipment-related supplies plant (Tohoku Ricoh)

          Establishment of a plant to manufacture multi-functional printers
          (MFPs) and laser printers (Thailand)

(III) FUND PROCUREMENT

In March 2009, the Company procured Yen 85.0 billion and Yen 167.1 billion through unsecured straight bonds and bank loans, respectively, in order to allocate them as funds for acquiring IKON Office Solutions, Inc. and for redeeming corporate bonds.

(IV) STATUS OF ACQUISITION OF OTHER COMPANIES' STOCKS AND OTHER EQUITIES

Ricoh Group acquired IKON Office Solutions, Inc. on October 31, 2008. Details are described in the "Overview" in the section "(i) Operating progress and results."

(2)  STATUS OF ASSETS AND PROFIT/LOSS IN THREE BUSINESS YEARS

Transition of assets and profit/loss of the Ricoh Group

-------------------------------------------------------------------------------------------------------
                                                        Fiscal year Fiscal year Fiscal year Fiscal year
                                                           ended       ended       ended       ended
                    Items                               March 2006   March 2007 March 2008  March 2009
-------------------------------------------------------------------------------------------------------
Net sales (billions of yen)                               1,909.2     2,068.9     2,219.9     2,091.6
Income from continuing operations before income tax
 (billions of yen)                                          152.7       174.5       174.6        30.9
Net income (billions of yen)                                 97.0       111.7       106.4         6.5
Net income per share (yen)                                 132.33      153.10      146.04        9.02
Total assets (billions of yen)                            2,041.1     2,243.4     2,214.3     2,513.4
Net assets (billions of yen)                                960.2     1,070.9     1,080.1       975.3
-------------------------------------------------------------------------------------------------------

Notes:

1. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the U.S.

2. As a result of the sale of a business in the fiscal year ended March 2007, the operating results from the discontinued operations have been reclassified in the figure before fiscal year ended March 2006 in accordance with Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets."

3. Net income per share is calculated based on the average number of shares outstanding during the fiscal year, from which the number of shares of treasury stock is deducted.

Transition of assets and profit/loss of the Company

-----------------------------------------------------------------------------------
                                    Fiscal year Fiscal year Fiscal year Fiscal year
                                       ended       ended       ended       ended
             Items                  March 2006  March 2007  March 2008  March 2009
-----------------------------------------------------------------------------------
Net sales (billions of yen)            934.3      1,033.3     1,036.2      948.3
Ordinary income (billions of yen)       82.4        105.2        79.5       39.7
Net income (billions of yen)            55.0         71.9        54.6       23.0
Net income per share (yen)             74.81        98.48       74.99      31.90
Total assets (billions of yen)         982.5      1,076.2     1,067.8    1,260.6
Net assets (billions of yen)           694.7        744.8       761.2      764.7
-----------------------------------------------------------------------------------

Notes:

1. Net income per share is calculated based on the average number of shares outstanding during the fiscal year, from which the number of shares of treasury stock is deducted.

2. Beginning in the fiscal year ended March 2007, the Company adopted ASBJ Statement No. 5 "Accounting Standards for Presentation of Net Assets in the Balance Sheets" and its Implementation Guidance-ASBJ Guidance No. 8, "Guidelines on Accounting Standards for Presentation of Net Assets in Balance Sheet."

(3)  STATUS OF MAJOR SUBSIDIARIES

Status of major subsidiaries (as of March 31, 2009)

                                                     Investment
            Name                  Paid-in capital     ratio (%)            Principle business
--------------------------------------------------------------------------------------------------------------

Tohoku Ricoh Co., Ltd.            2,272 million JPY    100.0     Manufacturing of office equipment

Ricoh Printing Systems, Ltd.
(Note 4)                          5,000 million JPY    100.0     Manufacturing and sale of office equipment

Ricoh Elemex Corporation
(Note 5)                          3,456 million JPY    100.0     Manufacturing of office equipment

Ricoh Sales Co., Ltd.             622 million JPY      100.0     Sale of office equipment

Ricoh Kansai Co., Ltd.            700 million JPY      100.0     Sale of office equipment

Ricoh Technosystems Co., Ltd.     2,128 million JPY    100.0     Maintenance service and sale of office
                                                                 equipment

Ricoh Leasing Company, Ltd.
(Note 1)                          7,896 million JPY     51.1     General leasing

RICOH ELECTRONICS, INC.
(Note 1)                          27 million USD       100.0     Manufacturing of office equipment and related
                                                                 supplies

RICOH AMERICAS CORPORATION        1,286 million USD    100.0     Sale of office equipment

InfoPrint Solutions Company, LLC
(Note 1)                          (Note 2)              79.6     Sale of office equipment

IKON Office Solutions, Inc.
(Note 1)                          945 million USD      100.0     Sale of office equipment

RICOH EUROPE HOLDINGS PLC
(Note 3)                          1.9 million GBP      100.0     Holding company of sales in the European
                                                                 region

RICOH ASIA INDUSTRY LTD.          180 million HKD      100.0     Sale of office equipment

Notes:

1. The respective percentage of total investment ratio for Ricoh Leasing Company, Ltd., RICOH ELECTRONICS, INC., InfoPrint Solutions Company, LLC, IKON Office Solutions, Inc. include voting rights of those shares held by subsidiaries.

2. No description was made since the company is a limited liability company in the U.S. laws, and there are no accounting items which completely correspond to the paid-in capital.

3. RICOH EUROPE HOLDINGS PLC is a holding company established for the purpose of business restructuring in the European region.

4. In October 2008, the Company executed an absorption-type split of its consolidated subsidiary, Ricoh Printing Systems (hereinafter "RPS"), thereby succeeding the business operations of RPS, on October 1, 2008. As part of the absorption-type split, the Company succeeded the operations related to following departments of RPS: Information Technology Promotion Division, Business Strategy Division, Sales & Marketing Division, Research & Development Center, Design & Development Division 1, Design & Development Division 2, Customer Satisfaction Promotion Center, CLP Engineering Department, and Intellectual Property Department.

5. Ricoh Elemex Corporation became a wholly-owned subsidiary of the Company following an exchange of shares on August 2008.

(4)  ISSUES THE RICOH GROUP FACES

The economic environment surrounding the Ricoh Group deteriorated on a far greater scale than predicted. As already mentioned, the spreading of the financial crisis has made a massive impact on the real economy and the global economy has fallen into a serious recession. Operating in such an sharply changing environment, we continued our efforts to achieve our performance targets, but operations were extremely difficult.

Amidst the various uncertainties with respect to the Global economy's outlook, the Ricoh Group strove to further execute "high efficiency management," one of its ongoing challenges. It is rapidly switching to a management structure under which revenues can be surely maintained and preserved even in circumstances of weak demand. By thoroughly carrying out a range of measures as part of our various structural innovations in development, production, sales, etc., and by rigorously selecting businesses for complete focus, Ricoh will boost earnings power of the overall group and individual businesses.

We also aim to expand our field of business so as to participate in new growth enterprises. We recognize that another vital issue is ensuring that our achievements from investments, accumulated up until now, lead to earnings. Lastly, in addition to broadening our practice of "Customer Satisfaction Management", through which we have actively uncovered new value, Ricoh is pursuing "Harmonize with the environment", "Simplify your life & work", and "Support knowledge management" as customer values, which emphasize the Ricoh's unique abilities. Ricoh will strive further to provide products and services which help customers contribute to global environmental conservation, pursue ease of use which enables customers to thoroughly utilize products and services, support knowledge creation activities by customers, and create environments for knowledge creation.

(5)  MAIN BUSINESS (AS OF MARCH 31, 2009)

Imaging & Solutions  Imaging Solutions

                     Digital copiers, color copiers, analog copiers, digital duplicators, facsimile machines, diazo copiers, scanners, multi-functional printers (MFP), printers and software, etc.

                     Network System Solutions

                     Personal computers, PC servers, network systems and network related software, etc.

Industrial Products  Thermal media, optical equipments, semiconductors, electronic component and measuring equipments, etc.

   Other             Digital camera, etc.

(6)  PRINCIPAL OFFICES AND PLANTS (as of March 31, 2009)

Major domestic offices and plants

        The Company (location)                    Subsidiaries (location)
--------------------------------------------------------------------------------
Head Office (Tokyo)                      Ricoh Optical Industries Co., Ltd.
                                         (Iwate Pref.)
Omori Office (Tokyo)                     Tohoku Ricoh Co., Ltd. (Miyagi Pref.)
Shin-Yokohama Office (Kanagawa Pref.)    Ricoh Printing Systems, Ltd. (Tokyo)

Ricoh Technology Center                  Ricoh Elemex Corporation (Aichi Pref.)
   (Kanagawa Pref.)
Research and Development Center          Ricoh Hokkaido Co., Ltd. (Hokkaido
   (Kanagawa Pref.)                      Pref.)
Atsugi Plant (Kanagawa Pref.)            Ricoh Tohoku Co., Ltd. (Miyagi Pref.)
Hadano Plant (Kanagawa Pref.)            Ricoh Sales Co., Ltd. (Tokyo)
Gotemba Plant (Shizuoka Pref.)           Ricoh Chubu Co., Ltd. (Aichi Pref.)
Numazu Plant (Shizuoka Pref.)            Ricoh Kansai Co., Ltd. (Osaka Pref.)
Fukui Plant (Fukui Pref.)                Ricoh Chugoku Co., Ltd. (Hiroshima
                                         Pref.)
Ikeda Plant (Osaka Pref.)                Ricoh Kyushu Co., Ltd. (Fukuoka Pref.)
Yashiro Plant (Hyogo Pref.)              Ricoh Technosystems Co., Ltd. (Tokyo)
                                         Ricoh Leasing Company, Ltd. (Tokyo)

Major overseas offices

       SUBSIDIARIES (LOCATION)                     SUBSIDIARIES (LOCATION)
--------------------------------------------------------------------------------
RICOH AMERICAS CORPORATION (U.S.A.)      RICOH ELECTROICS, INC. (U.S.A.)
InfoPrint Solutions Company, LLC         RICOH UK PRODUCTS LTD. (U.K.)
   (U.S.A.)
IKON Office Solutions, Inc. (U.S.A.)     RICOH INDUSTRIE FRANCE S.A.S. (France)
RICOH EUROPE PLC (U.K.)                  RICOH ASIA INDUSTRY (SHENZHEN) LTD.
                                         (China)
RICOH CHINA CO., LTD. (China)            SHANGHAI RICOH DIGITAL EQUIPMENT CO.,
RICOH ASIA PACIFIC PTE LTD (Singapore)   LTD. (China)

(7)  STATUS OF EMPLOYEES (as of March 31, 2009)

(I)  EMPLOYEES OF THE RICOH GROUP

               Imaging and Industrial                 Common
                Solutions   products     Other   businesses in the
Classification   business   business  businesses       group        Total
--------------------------------------------------------------------------
Number of
employees        100,302      3,150      3,911         1,114       108,477

Note:

The number of employees increased by 25,021 during the fiscal year under review, mainly because IKON Office Solutions, Inc. and other 33 companies newly became the consolidated subsidiaries of the Company.

(II) EMPLOYEES OF THE COMPANY

                    Change from previous
Number of employees      fiscal year     Average age Average length of service
------------------------------------------------------------------------------
       11,907          612 (Increase)        41.2             17.2 years

(8)  MAIN CREDITORS (as of March 31, 2009)

             Creditors                            Amounts borrowed (million yen)
--------------------------------------------------------------------------------
The Bank of Tokyo-Mitsubishi UFJ, Ltd.                                   127,118
Syndicated loans                                                          82,100
Mizuho Corporate Bank, Ltd.                                               60,048

Note:

Syndicated loans are financed by the managing banks of the Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mizuho Corporate Bank, Ltd..

2.   SHAREHOLDERS' EQUITY (as of March 31, 2009)

(1)  TOTAL NUMBER OF SHARES AUTHORIZED TO BE ISSUED:               1,500,000,000

(2)  TOTAL NUMBER OF SHARES ISSUED:                                  744,912,078

(3)  NUMBER OF SHAREHOLDERS:                                              43,526

(4)  MAJOR SHAREHOLDERS:

                               Name                                  The shareholders' stake in the Company
------------------------------------------------------------------------------------------------------------
                                                                    Thousands of shares Investment ratio (%)
The Master Trust Bank of Japan, Ltd. (Trust Account)                             70,093                 9.41
Japan Trustee Services Bank, Ltd. (Trust Account)                                57,235                 7.68
Japan Trustee Services Bank, Ltd. (Trust Account 4G)                             45,130                 6.06
Nippon Life Insurance Company                                                    36,801                 4.94
The Bank of Tokyo-Mitsubishi UFJ, Ltd.                                           35,943                 4.83
NIPPONKOA Insurance Co., Ltd.                                                    18,198                 2.44
THE NEW TECHNOLOGY DEVELOPMENT FOUNDATION                                        15,839                 2.13
National Mutual Insurance Federation of Agricultural Cooperatives                13,259                 1.78
Tokio Marine & Nichido Fire Insurance Co., Ltd.                                  10,147                 1.36
The Chase Manhattan Bank, N. A. London Secs Lending Omnibus Account               9,508                 1.28

Notes:

1. The number of treasury stocks (19,232 thousands of shares) is not included in the chart above.

2. In addition to the above, stakes in the Company include 1,000 thousands of shares (0.13%) that NIPPONKOA Insurance Co., Ltd. owns and has entrusted with The Master Trust Bank of Japan, Ltd. These shares are registered in the name of The Masters Trust Bank of Japan, Ltd. as the owner, but NIPPONKOA Insurance Co., Ltd. reserves the right to instruct on exercising voting rights on these shares.

Breakdown of shareholders

             Category                Thousands of shares held Number of shareholders Investment ratio (%)
---------------------------------------------------------------------------------------------------------
Financial institutions                        384,119                     210                51.56
Foreign companies                             238,825                     684                32.06
Individual investors and others                58,562                  41,799                 7.86
Other domestic companies                       34,268                     772                 4.60
Treasury stock                                 19,232                       1                 2.58
Securities companies                            9,900                      59                 1.32
Government and Local public entities            5,000                       1                 0.00

3.   STATUS OF STOCK ACQUISITION RIGHTS

The status of "Euro Yen Zero Coupon Convertible Bonds due 2011 (bonds with stock acquisition rights)" which the Company issued on December 7, 2006 was as follows.

Issue: Euro Yen Zero Coupon Convertible Bonds due 2011 (bonds with stock acquisition rights)

Number of new stock acquisition rights: 55,000

Applicable type of shares:              Common stock

Applicable number of shares:            19,741,071 shares

Conversion period:                      On or after December 21, 2006
                                        Up to and including November 23, 2011

Conversion price:                       Yen 2,800 (Note 1)

Conditions of new stock acquisition     (Note 2)
   rights:

Notes:

1. The Conversion Price shall be adjusted by the following formula in case Ricoh issues or disposes of treasury shares at a price below the then market price of its common stock after the issuance of the Convertible Bonds. "Number of Outstanding Shares" in the following formula means the total outstanding number of the shares of common stock of Ricoh (excluding the number of treasury shares).

          Conversion Price After Adjustment = Conversion Price Before
          Adjustment x

          (Number of outstanding Shares + [Number of Shares to be issued or disposed] x

          [Amount to be paid per Share / Market price per Share]) / (Number of outstanding Shares + Number of Shares to be issued or disposed)

Appropriate and necessary adjustments to the Conversion Price will also be made in certain cases including in case of stock splits or consolidation of the common stock of Ricoh, the issuance of stock acquisition rights (including stock acquisition rights attached to bonds with stock acquisition rights) exercisable into the common stock of Ricoh at less than market price.

2: No Stock Acquisition Right may be exercised in part. Prior to (but not including) December 8, 2010, a Convertible Bond holder may exercise the Stock Acquisition Rights only if, as of the last Trading Day (as defined below) of any calendar quarter, the Closing Price of the common stock of Ricoh for any 20 Trading Days during a period of 30 consecutive Trading Days ending on the last Trading Day of such quarter is more than 120% of the Conversion Price in effect on such Trading Day. However, such calculation shall not be made for the calendar quarter commencing on October 1, 2010. On and after December 8, 2010, a Convertible Bond holder may exercise the Stock Acquisition Rights at any time after the Closing Price of the common stock of Ricoh on at least one Trading Day falling on and after December 8, 2010 is more than 120% of the Conversion Price in effect on such Trading Day.

4.   STATUS OF CORPORATE OFFICERS

(1)  DIRECTORS AND CORPORATE AUDITORS (as of March 31, 2009)

                                             Principal duty, representative
        Position          Name               status at other companies
--------------------------------------------------------------------------------
Chairman of the Board and Masamitsu Sakurai  Chairman of Japan Association of
Representative Director:                     Corporate Executives

President and             Shiro Kondo        CEO
Representative Director:

Director:                 Koichi Endo        Management Strategy,
                                             Business Process Innovation

Director:                 Katsumi Yoshida    Overseas Marketing

Director:                 Masayuki Matsumoto Domestic Marketing, Corporate
                                             Social Responsibility

Director:                 Takashi Nakamura   Personnel, General Manager of
                                             Personnel Division

Director:                 Kazunori Azuma     General Manger of Marketing Group

Director:                 Zenji Miura        Finance, Information, IR,
                                             Corporate Communication,
                                             Management of Group Companies,
                                             Internal Management and Control;
                                             General Manager of Corporate
                                             Planning Division,
                                             General Manager of Accounting

Director:                 Kiyoshi Sakai      Technology, Corporate Environment,
                                             Legal and Intellectual Property

Director:                 Takaaki Wakasugi   Professor, Faculty of Business
                                             Administration, Tokyo Keizai
                                             University
                                             Co-director of Mitsui Life Financial
                                             Research Center, University of Michigan
                                             Ross School of Business Director
                                             and General Manager of Japan Corporate
                                             Governance Research Institute, Inc.

Director:                 Takuya Goto        Advisor of Kao Corporation
                                             Chairman of Japan Marketing Association

Corporate Auditor:        Kohji Tomizawa     Full-time

Corporate Auditor:        Shigekazu Iijima   Full-time

Corporate Auditor:        Kenji Matsuishi    General Manager of Matsuishi Legal Services

Corporate Auditor:        Takao Yuhara       Managing Executive
                                             Director of ZENSHO CO., LTD.

Notes:

1. Directors Takaaki Wakasugi and Takuya Goto are Outside Directors stipulated in Article 2-15 of the Corporate Law.

2. Corporate Auditors Kenji Matsuishi and Takao Yuhara are Outside Corporate Auditors stipulated in Article 2-16 of the Corporate Law.

3. Serving at the Company's accounting and finance sector for many years, Corporate Auditor Shigekazu Iijima has considerable knowledge about finance and accounting.

4. "Principal duty, representative status at other companies" of Directors Koichi Endo, Katsumi Yoshida, Kazunori Azuma and Zenji Miura were revised as of April 1, 2009, as follows:

Koichi Endo:     Business Process Innovation
Katsumi Yoshida: Business Process Innovation
Kazunori Azuma:  General Manager of Marketing Group, General Manager of Global
                 Marketing Taskforce
Zenji Miura:     Management Strategy,  Finance,  Information,  Internal
                 Management and Control;  General Manager of CRGP Office, Deputy
                 General Manager of Global Marketing Taskforce

(2)  TOTAL REMUNERATION, ETC. PAID TO DIRECTORS AND CORPORATE AUDITORS

                                                  Amount of remuneration paid
 Category                    Number of recipients        (million yen)
-----------------------------------------------------------------------------
Directors                             11                       433
(Outside Directors)                   (2)                      (19)
Corporate Auditors                     5                        61
(Outside Corporate Auditors)          (3)                      (12)
-----------------------------------------------------------------------------
                      Total           16                       494
-----------------------------------------------------------------------------

Notes:

1. The remuneration, etc. paid to Directors excludes employee wages for Directors who are also employees.

2. The remuneration, etc. paid to Directors include amount of allowance for Directors' bonuses based on the proposal, "Payment of bonuses to Directors" to be submitted to the 109th Ordinary General Meeting of Shareholders to be held on June 25, 2009, amounting to Yen 84 million.

3. The above includes one Corporate Auditor who resigned at the conclusion of the 108th Ordinary General Meeting of Shareholders held on June 26, 2008.

4. In addition to the above remuneration, the Company plans to pay retirement allowance, amounting to Yen 10 million, to one Corporate Auditor who will resign at the conclusion of 109th Ordinary General Meeting of Shareholders held on June 25, 2009. This payment is based on the resolution "Payment of retirement allowances for Directors and Corporate Auditors following the abolishment of the retirement allowance system" of the 107th Ordinary General Meeting of Shareholders held on June 27, 2007.

(3)  OUTSIDE DIRECTORS AND CORPORATE AUDITORS

(i) Significant concurrent jobs Outside Directors and Corporate Auditors are engaged in at other companies

                                           Concurrent positions as Director in charge of execution of
Position                  Name                operations or outside Director, at other companies
-----------------------------------------------------------------------------------------------------
Outside Director          Takaaki Wakasugi Emeritus Professor, the University of Tokyo
                                           Professor, Faculty of Business Administration,
                                           Tokyo Keizai University Co-director
                                           of Mitsui Life Financial Research
                                           Center, University of Michigan
                                           Ross School of Business Director and
                                           General Manager of Japan Corporate
                                           Governance Research Institute, Inc.
                                           Outside Corporate Auditor, JFE Holdings, Inc.
                                           Outside Corporate Auditor, NTT DoCoMo, Inc.

Outside Director          Takuya Goto      Advisor, Kao Corporation
                                           Outside Director, Nagase & Co., Ltd.
                                           Chairman of Japan Marketing Association

Outside Corporate Auditor Kenji Matsuishi  General Manager of Matsuishi Legal Services

Outside Corporate Auditor Takao Yuhara     Managing Executive Director of ZENSHO CO., LTD.
                                           Outside director of COCO'S JAPAN CO., LTD.

Note:

There is no special conflict of interests between the Company and ZENSHO CO., LTD.

(ii) Major activities by outside Directors and Corporate Auditors

Position                  Name             Main activities
------------------------------------------------------------------------------------------------------
Outside Director          Takaaki Wakasugi Participated in 12 of the 13 Board of Directors meetings held during the fiscal year under review, and proactively
                                           made statements, mainly from his expert perspective as a
                                           scholar of finance and a governance specialist.

Outside Director          Takuya Goto      Participated  in all 13 Board of  Directors  meetings  held during the fiscal year under review, and proactively made
                                           statements, mainly from the perspective of a
                                           highly-experienced manager.

Outside Corporate Auditor Kenji Matsuishi  Participated in 12 of the 13 Board of Directors meetings and all of 9 Board of Corporate Auditors meetings, held
                                           during the fiscal year under review, and made statements,
                                           whenever necessary, mainly from his various perspectives
                                           based on the insight he has cultivated as a lawyer.

Outside Corporate Auditor Takao Yuhara     Participated in 10 of the 11 Board of Directors meetings
                                           and all of 7 Board of Corporate Auditors meetings, held
                                           after his assumption during the fiscal year under review,
                                           and made statements, whenever necessary, mainly from his
                                           experiences of managing business.

(iii) Outline of liability limitation contracts

The Company amended its Articles of Incorporation at the 106th Ordinary General Meeting of Shareholders on June 28, 2006, establishing the provision of contracts to limit liabilities of Outside Directors and Corporate Auditors.

The outline of liability limitation contracts, which the Company concluded with Outside Directors and Corporate Auditors in accordance with the revised Articles of Incorporation, is as follows.

     (a)  Liability limitation contracts with Outside Directors

          Under such contracts, the maximum liability of Outside Directors shall be the higher of either of Yen 10.0 million or a minimum liability amount stipulated in Article 425, Item 1 of the Corporate Law.

     (b)  Liability limitation contracts with Outside Corporate Auditors

          Under such contracts, the maximum liability of Outside Corporate Auditors shall be the higher of either of Yen 5.0 million or a minimum liability amount stipulated in Article 425, Item 1 of the Corporate Law.

5.   ACCOUNTING AUDITORS

(1)  NAME: KPMG AZSA & CO.

(2)  REMUNERATION, ETC.:

                                                             Amount to be paid
------------------------------------------------------------------------------
Remuneration, etc. to be paid to the accounting auditor by
   the Company                                               Yen 193 million
Total sum of remuneration, etc. to be paid to the
   accounting auditor by the Company and its subsidiaries    Yen 376 million

Notes:

1. In the audit contract signed between the Company and the accounting auditor, there is no classification between remuneration for audit services pursuant to the Corporate Law and that in accordance with the Financial Instruments and Exchange Law. Accordingly, the above "Remuneration, etc. to be paid to the accounting auditor by the Company" above represent the sum of these remunerations.

2. Other than operations stipulated in Article 2, Paragraph 1 of the Certified Public Accountants Law, the Company entrusts the accounting auditor with operations relating to compiling comfort letters at the time of bonds issuance, and such remuneration thereof is included in the above amount.

3. Among the Company's major subsidiaries, Ricoh Americas Corporation and other 6 subsidiaries are audited by KPMG.

(3)  POLICY REGARDING DECISION TO DISMISS OR NOT REAPPOINT THE ACCOUNTING
     AUDITOR

The Board of Corporate Auditors, by unanimous agreement, will dismiss the accounting auditor when confirmed that the accounting auditor falls under any item of Article 340, Paragraph 1 of the Corporate Law. In this case, the dismissal and its reasons will be reported at the first general meeting of shareholders to be held after the dismissal.

In addition to the above, the Company will propose at a general meeting of shareholders to dismiss or not reappoint the accounting auditor when confirmed that it is difficult for the accounting auditor to properly perform audit duties with the agreement of the Board of Corporate Auditors or as requested by the Board of Corporate Auditors.

6.   SYSTEMS TO SECURE APPROPRIATENESS OF OPERATIONS

Resolutions adopted by the Board of Directors for systems to secure the appropriateness of the Company's operations are as follows:

(1) SYSTEM TO ENSURE THE EFFICIENT IMPLEMENTATION OF DIRECTORS' DUTIES AND COMPLIANCE WITH LAWS AND ARTICLES OF INCORPORATION

The Company promotes a sense of alertness in execution of management and execution of business, and in addition uses the following management structures in order to further improve its quality and speediness.

(i) Management transparency and fairness of decision-making are strengthened by the presence of Outside Directors.

(ii) As part of the strengthening of management oversight functions by the Board of Directors, the "Nomination and Compensation Committee," a permanent organization composed of Outside Directors and designated internal Directors, makes propositions and resolutions concerning the regulation of the nomination, dismissal and compensation of Directors and executive officers, etc.

(iii) The executive officer system, its division of duties clarified, is speeding up the decision-making process through the attribution of authority to each business division.

(iv) The "Group Management Committee" (GMC) is a decision-making organization delegated by the Board of Directors, and composed of executive officers who meet certain qualifications. The GMC operates so as to accelerate deliberation and decision-making from the perspective of the optimum management of the entire Group, concerning proposals on the most appropriate strategies for direction of each business division and the entire Group, within the limits granted to it.

(v) The "Disclosure Committee" is an independent organization that assures the accuracy, timeliness and comprehensiveness of disclosure of corporate information, and it performs checks on the process for the production of disclosed information.

(2) SYSTEMS RELATED TO THE RETENTION AND MANAGEMENT OF INFORMATION RELATED TO THE IMPLEMENTATION OF DIRECTORS' DUTIES

Records and proposals related to decisions by Directors in the course of their duties are collated, retained and managed in compliance with applicable laws, regulations and internal rules. Documents are kept so that they can be retrieved and produced in response to a request from Directors and Corporate Auditors.

(3) REGULATIONS AND OTHER STRUCTURES REGARDING RISK MANAGEMENT FOR LOSSES

(i) The occurrence of losses shall be proactively prevented based on regulations for risk management.

(ii) Should losses nevertheless arise, efforts shall be made to minimize damage
(loss) based on standards for initial reaction.

(iii) In order to manage losses as a Group, comprehensively and in a unified fashion, a division responsible for integrated management will be created that will thoroughly cover all aspects globally.

(4) SYSTEMS TO ENSURE APPROPRIATE COMPLIANCE WITH LAWS, AND ARTICLES OF INCORPORATION CONCERNING THE PERFORMANCE OF EMPLOYEE'S DUTIES

(i) In order to thoroughly implement the "Ricoh Group Corporate Social Responsibility (CSR) Charter" which sets forth the principles of corporate behavior with regard to CSR including compliance, and the "Ricoh Group Code of Conduct" which shows the general rules of conduct for Ricoh Group employees, the Specialty Committee and a "Hot Line" for reporting incidents and seeking advice have been established. Also various training programs are set up with an aim to enhance compliance domestically and overseas.

(ii) Efforts are being made to improve business processes and construct a framework for standardized internal control throughout the entire Ricoh Group, with the goal of "complying with laws, norms and internal rules," "improvement of business effectiveness and efficiency," "maintaining high reliability of financial reporting" and "securing of assets," including compliance to the Sarbanes-Oxley Act of 2002, the Financial Products Exchange Law and other relevant laws and regulations.

(iii) To ensure appropriate internal auditing, an internal auditing department shall perform fair and objective examination and evaluation of how each division is executing its business based on legal compliance and rational criteria, and provide advice or recommendation for improvement.

(iv) The Company shall establish a department specializing in enhancing and promoting the functions of (i), (ii) and (iii) above on an integrated basis. In an aim to establish and improve an internal control system of the Ricoh Group, the Company shall institute an "Internal Control Committee" within the Group Management Committee, which is expected to be held regularly to deliberate and decide on relevant matters.

(5) SYSTEMS TO ENSURE CORRECT BUSINESS STANDARDS IN THE RICOH GROUP COMPOSED OF THE COMPANY AND ITS AFFILIATES

Ricoh and each affiliate in the Ricoh Group shall devise a system that will ensure the adherence to correct business standards to improve business performance and enhance the prosperity of each Group company, while keeping mutual respect for their independence, as follows:

(i) The Company's Board of Directors and the "Group Management Committee" (GMC) make decisions and perform management oversight for the Ricoh Group as a whole. To ensure the efficacy of such efforts, they establish management regulations concerning affiliate companies, and set up relevant administrative organizations in order to manage the Group.

(ii) The "Ricoh Group Standard" (RGS) represents a set of common rules to be followed by the entire Group.

(6) MATTERS REGARDING EMPLOYEES WHOM AUDITORS REQUEST TO ASSIST THEM IN THE PERFORMANCE OF THEIR DUTIES

In order to clarify the independency of staff for Corporate Auditors, the Company shall establish a Corporate Auditor office, where exclusively assigned employees assist Corporate Auditors in auditing through directives from Corporate Auditors.

(7) MATTERS RELATED TO THE INDEPENDENCE OF CORPORATE AUDITORS' STAFF FROM DIRECTORS DESCRIBED IN (6) ABOVE

When an employee (as in (6) above) assists Corporate Auditors in their work, he or she shall not be subject to orders given by Directors. In addition, decisions concerning personnel assessments or personnel changes regarding said employees shall be made only after hearing the opinions of the Corporate Auditors.

(8) SYSTEMS TO ENABLE DIRECTORS OR EMPLOYEES TO REPORT TO CORPORATE AUDITORS, AND OTHER SYSTEMS RELATED TO REPORTING TO AUDITORS

Directors or employees shall report to Corporate Auditors matters concerning laws and regulations, as well as "important matters decided by Directors which affect the entire company," "the results of internal audits," "the status of reporting via the internal reporting system," and "matters which auditors have sought reports about."

(9) SYSTEMS ESTABLISHED TO ENSURE THE EFFICACIOUS PERFORMANCE OF AUDITING RESPONSIBILITIES BY CORPORATE AUDITORS

Corporate Auditors shall perform audits thoroughly by attending the board of Directors meetings and management meetings, receiving reports on exercise of function from the Directors and executive officers, reviewing important resolution documents, and investigating the status of operations of divisions and group companies.

CONSOLIDATED BALANCE SHEETS (as of March 31, 2009)

                                                             Millions of yen
------------------------------------------------------------------------------
                                                             As of March 31,
------------------------------------------------------------------------------
                                                             2009       2008
------------------------------------------------------------------------------
ASSETS
Current Assets:
   Cash and cash equivalents                                258,484    170,607
   Time deposits                                              2,043      1,531
   Trade receivables:
      Notes                                                  45,781     57,068
      Accounts                                              460,519    463,999
      Less-Allowance for doubtful receivables               (21,533)   (16,666)
         Total trade receivables                            484,767    504,401
   Current maturities of long-term finance receivables,
   net                                                      195,617    194,642
   Inventories:
      Finished goods                                        123,798    117,658
      Work in process and raw materials                      67,772     74,365
         Total inventories                                  191,570    192,023
   Other current assets                                      79,385     60,936
         Total Current Assets                             1,211,866  1,124,140
Fixed Assets:
   Tangible fixed assets:
      Land                                                   45,693     46,681
      Buildings and structures                              235,905    235,106
      Machinery and equipment                               613,879    587,956
      Construction in progress                               23,459     12,884
      Less-Accumulated depreciation                        (649,600)  (627,994)
         Total Tangible fixed assets                        269,336    254,633
Investment and other assets:
      Long-term finance receivables, net                    465,262    445,436
      Investment securities                                  47,815     71,244
      Investment in and advances to affiliates                1,248      1,977
      Goodwill                                              250,330    112,538
      Other intangible assets                               165,126    114,402
      Lease deposits and other                              102,512     89,998
         Total investment and other assets                1,032,293    835,595
            Total Fixed Assets:                           1,301,629  1,090,228
------------------------------------------------------------------------------
               Total Assets                               2,513,495  2,214,368
==============================================================================

CONSOLIDATED BALANCE SHEETS (as of March 31, 2009)

                                                      Millions of yen
------------------------------------------------------------------------
                                                       As of March 31,
------------------------------------------------------------------------
                                                      2009        2008
------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' INVESTMENT
Current Liabilities:
   Short-term borrowings                             184,210      75,784
   Current maturities of long-term indebtedness       85,582      82,658
   Trade payables-
      Notes                                           12,914      18,942
      Accounts                                       272,499     341,627
         Total trade payables                        285,413     360,569
   Accrued income taxes and other                     10,317      28,909
   Accrued expenses and other                        207,969     165,836
               Total Current Liabilities             773,491     713,756
Fixed Liabilities:
   Long-term indebtedness                            509,403     225,930
   Accrued pension and severance costs               156,625      99,830
   Deferred income taxes and other                    49,626      36,373
               Total Fixed Liabilities:              715,654     362,133
                  Total Liabilities                1,489,145   1,075,889
Minority Interests                                    48,977      58,283
Shareholders' Investment
   Common stock                                      135,364     135,364
   Additional paid-in capital                        186,083     186,448
   Retained earnings                                 815,725     835,238
   Accumulated other comprehensive income (loss)    (125,121)    (31,005)
   Treasury stock                                    (36,678)    (45,849)
      Total shareholders' investment                 975,373   1,080,196
------------------------------------------------------------------------
         Total Liabilities, Minority Interests
            and Shareholders' Investment           2,513,495   2,214,368
========================================================================

CONSOLIDATED STATEMENTS OF INCOME (for the year ended March 31, 2009)

                                                         Millions of yen
------------------------------------------------------------------------------
                                                  For the year ended March 31,
------------------------------------------------------------------------------
                                                      2009            2008
------------------------------------------------------------------------------
Net sales                                            2,091,696      2,219,989
Cost of sales                                        1,237,310      1,292,262
   Gross profit                                        854,386        927,727
Selling, general and administrative expenses           779,850        746,221
   Operating income                                     74,536        181,506

Other (income) expenses                                (43,597)        (6,837)
   Interest and dividend income                          5,227          6,341
   Interest expense                                     (5,863)        (4,835)
   Loss on valuation of securities                     (26,837)          (142)
   Foreign exchange gain and loss, net                 (15,575)       (10,901)
   Others, net                                            (549)         2,700
Income from continuing operations before income
   taxes, equity income and minority interests          30,939        174,669
Provision for income taxes:
   Current                                              27,321         58,426
   Deferred                                             (5,163)         4,970
      Total income taxes                                22,158         63,396
Minority interests in earnings of subsidiaries          (2,322)        (6,057)
Equity in earnings of affiliates                            71          1,247
------------------------------------------------------------------------------
Net income                                               6,530        106,463
==============================================================================

CONSOLIDATED STATEMENT OF SHAREHOLDERS' INVESTMENT
(for the year ended March 31, 2009)

                                                                                (Unit: millions of yen)
-------------------------------------------------------------------------------------------------------
                                                              Accumulated
                                         Additional              other                    Total
                                 Common   paid-in   Retained comprehensive Treasury    Shareholders'
                                 stock    capital   earnings income (loss)  stock       Investment
-------------------------------------------------------------------------------------------------------
Beginning balance                135,364  186,448   835,238     (31,005)   (45,849)      1,080,196
-------------------------------------------------------------------------------------------------------
Cumulative effect of adjustment
  resulted from applying FAS No.
  158 (Note)                          --       --      (643)         (6)         --           (649)
-------------------------------------------------------------------------------------------------------
Beginning balance (after
  adjustment)                    135,364  186,448   834,595     (31,011)   (45,849)      1,079,547
Gain (Loss) on disposal of
  treasury stock                             (365)      (80)                                  (445)
Dividends declared and approved                     (25,320)                               (25,320)
Comprehensive income (loss)
Net income                                            6,530                                  6,530
Net unrealized holding gains
  (losses) on available-for-sale
  securities                                                        532                        532
Pension liability adjustments                                   (33,507)                   (33,507)
Net unrealized gains (losses)
  on derivative instruments                                          35                         35
Cumulative translation
  adjustments                                                   (61,170)                   (61,170)
-------------------------------------------------------------------------------------------------------
Total comprehensive income
  (loss)                                                                                   (87,580)
Net changes in treasury stock                                                 9,171          9,171
-------------------------------------------------------------------------------------------------------
Ending balance                   135,364  186,083   815,725    (125,121)   (36,678)        975,373
-------------------------------------------------------------------------------------------------------

Note:

FAS No. 158: Financial Accounting Standards Board ("FASB") Statement No. 158: Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an Amendment to FASB Statements No. 87, 88, 106, 132 (R)
                                      -26-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

*  All figures are rounded off to nearest million yen.

Accounting Policies Regarding the Preparation of Consolidated Financial
Statements

SCOPE OF CONSOLIDATION

1. ITEMS RELATED TO SCOPE OF CONSOLIDATION

(1) NUMBER OF CONSOLIDATED SUBSIDIARIES: 275 COMPANIES

The name of major consolidated subsidiaries can be found in 1. Status of the Ricoh Group, (3) Status of major subsidiaries.

(2) CHANGES IN SCOPE OF CONSOLIDATION

In the fiscal year under review, the Company added 34 companies in scope of consolidation, and excluded 38 companies from scope of consolidation. IKON Office Solutions, Inc. is included in the companies added to the scope.

2. APPLICATION OF THE EQUITY METHOD

(1) NUMBER OF COMPANIES TO WHICH THE EQUITY METHOD IS APPLIED: 36

Name of major companies to which the equity method is applied: Edisys Co., Ltd., others

(2) CHANGES OF APPLICATION OF EQUITY METHOD

In the fiscal year under review, the Company added 1 company for application of equity method, and excluded 3 companies from application of equity method.

SIGNIFICANT ACCOUNTING POLICIES

1. BASIS FOR PREPARING CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements including consolidated balance sheets and consolidated statements of income has been prepared on the basis of accounting principles generally accepted in the United States of America ("U.S. GAAP"), in compliance with Article 120, Section 1 of the Corporate Calculation Regulations. However, in compliance with the article, certain disclosure that is required on the basis of U.S. GAAP is omitted.

2. ACCOUNTING POLICY FOR SECURITIES

The Company and Consolidated Subsidiaries ("Ricoh") apply Statement of Financial Accounting Standards ("SFAS") No.115, "Accounting for Certain Investments in Debt and Equity Securities". All of Ricoh's Securities in debt and marketable equity securities are mainly classified as available-for-sale securities.

Those available-for-sale securities are reported at fair value with unrealized gains and losses, net of related taxes, excluded from earnings and reported in accumulated other comprehensive income (loss).

3. ACCOUNTING POLICY FOR INVENTORIES:

Inventories are mainly stated principally at the lower of average cost or net realizable values.

4. TANGIBLE FIXED ASSETS:

For the Company and its domestic subsidiaries, depreciation of tangible fixed assets is computed principally by using the declining-balance method over the estimated useful lives. Most of the foreign subsidiaries have adopted the straight-line method for computing depreciation. Certain leased buildings, machinery and equipment are accounted for as capital leases in conformity with SFAS No. 13 "Accounting for Leases." which is classified as a capital lease, is treated as acquisition of tangible fixed assets.

5. SOFTWARE FOR INTERNAL USE:

Costs incurred for computer software developed or obtained for internal use are capitalized and amortized on a straight line basis over their estimated useful lives in accordance with Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use."

6. GOODWILL AND OTHER INTANGIBLE FIXED ASSETS:

Goodwill and intangible assets that have indefinite useful lives are not amortized but tested at least annually for impairment, in accordance with the SFAS No. 142, "Goodwill and Other Intangible Assets." Other intangible fixed assets that have definite useful lives are depreciated by using the straight-line method.

7. BASIS FOR PROVISION OF RESERVES

(1) ALLOWANCE FOR DOUBTFUL RECEIVABLES:

Ricoh records allowances for doubtful receivables that are based upon historical experience and specific customer collection issues. The estimated amount of probable credit losses in its existing receivables is determined from write-off history adjusted to reflect current economic conditions and specific allowances for receivables including nonperforming leases, impaired loans or other accounts for which Ricoh has concluded it will be unable to collect all amounts due according to original terms of the lease or loan agreement.

(2) RESERVE FOR RETIREMENT ALLOWANCES:

The measurement of pension costs and liabilities is determined in accordance with SFAS No. 87, "Employers' Accounting for Pensions" and SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." Changes in the amount of either the projected benefit obligation or plan assets resulting from actual results different from that assumed and from changes in assumptions can result in gains and losses in the consolidated financial statements. Amortization of net gain or loss is included as a component of the net periodic benefit plan cost for a year if, as of the beginning of the year, that net gain or loss exceeds 10 percent of the greater of (1) the projected benefit obligation or (2) the fair value of that plan's assets. In such case, the amount of amortization recognized is the resulting excess divided by the average remaining service period of active employees expected to receive benefits under the plan.

8. The consumption tax and the local consumption tax are excluded from profits and losses.

CHANGE IN SIGNIFICANT ACCOUNTING POLICIES

1. In September 2006, the FASB issued SFAS No.157, "Fair Value Measurements". The Company adopted SFAS 157 from April 1, 2008. The effect of this adoption on the Company's consolidated results of operations and financial condition was not material.


2. In September 2006, the FASB issued SFAS No.158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" (an amendment of FASB Statements No. 87, 88, 106, and 132(R)). SFAS 158 requires the measurement date for plan assets and benefit obligations to coincide with the sponsor's year-end from fiscal years ending after December 15, 2008. Accordingly, Ricoh adopted in the fiscal year beginning April 1, 2008, and recorded a reduction of retained earnings of Yen 643 million and increase of accumulated other comprehensive loss of Yen 6 million as of April 1, 2008.

NOTES TO CONSOLIDATED BALANCE SHEETS

1.  Allowance for doubtful receivables related to long-term finance receivables:

                                                              Yen 11,526 million

2. Accumulated other comprehensive income (loss) includes accumulated foreign currency translation adjustments, unrealized holding gains (losses) on available-for-sale securities, unrealized gain (loss) on derivative instruments, and pension liability adjustment.

3.  Pledged assets and liabilities:

    (1) Pledged assets:
        Tangible fixed assets:                                   Yen 111 million
        Leasing receivables:                                  Yen 14,553 million

    (2) Pledged liabilities                                   Yen 13,167 million

4.  Guarantee obligation including employees' housing loans:     Yen 318 million

NOTES TO CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' INVESTMENT

1. Details and total number of shares outstanding as of the end of the fiscal year

     Common stock:                                            744,912,078 shares

2. Dividend, effective date of which belongs to the next fiscal year though base date belongs to the current fiscal year

    The Company intends to propose an agenda on dividends (dividend per share:
    Yen 15.00; total amount of dividend: Yen 10,885 million; base date: March 31, 2009) for the 109th Ordinary General Meeting of Shareholders to be held on June 25, 2009.

3. Details and number of shares to be object of stock acquisition rights at the end of the current fiscal year

    In case "Euro Yen Zero Coupon Convertible Bonds due 2011 (bonds with stock acquisition rights)" issued on December 7, 2006 is converted at the price of Yen 2,800:

     Common stock:                                             19,741,071 shares

NOTES TO PER-SHARE INFORMATION

1.  Net assets per share:                                           Yen 1,344.08
2.  Basic net income per share:                                         Yen 9.02
    Diluted net income per share:                                       Yen 8.75

NOTES REGARDING SIGNIFICANT SUBSEQUENT EVENTS

Subsidiary of the Company, Ricoh Leasing Company, Ltd. issued unsecured straight bonds on April 22, 2009 based on the resolution passed at its Board of Directors' meeting held on March 27, 2009 to issue corporate bonds.

Unsecured Bonds No. 11 (with Limited Inter-Bond Pari Passu Clause)

(i) Issue amount:               Yen 35.0 billion
(ii) Issue price: Full price:   Yen 100 per Yen 100 bond
(iii) Payment date:             April 22, 2009
(iv) Redemption date:           April 22, 2014
(v) Interest rate:              1.473% per annum
(vi) Appropriation of proceeds: To redeem CP (commercial paper)

ADDITIONAL INFORMATION

(Notes regarding business combinations etc)

To further strengthen the sales and service businesses in Europe and North America, the Company, through its subsidiary Ricoh Americas Corporation, which manages sales in the U.S., acquired 100% of issued shares of IKON Office Solutions, Inc. for Yen 170.0 billion, including transaction-related expenses. The funds for this acquisition were entirely procured from borrowings from banks. IKON Office Solutions, Inc. operates a sales and service network across Europe, North America and elsewhere. It operates sales and service businesses for copiers, printers, faxes and other office imaging equipment. Since the date of acquisition, the operating results of IKON Office Solutions, Inc. will be included in the consolidated financial statements.

 [English Translation of the Auditors' Report Originally Issued in the Japanese
                                    Language]

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------

                                                                    May 19, 2009

The Board of Directors
Ricoh Company, Ltd.

                                        KPMG AZSA & Co.

                                        Teruo Suzuki (Seal)
                                        Designated and Engagement Partner
                                        Certified Public Accountant

                                        Ryoji Fujii (Seal)
                                        Designated and Engagement Partner
                                        Certified Public Accountant

                                        Junichi Adachi (Seal)
                                        Designated and Engagement Partner
                                        Certified Public Accountant

We have audited the consolidated statutory report, that is the consolidated balance sheet, the consolidated statement of income, the consolidated statement of shareholders' investment and the notes to consolidated financial statement of Ricoh Company, Ltd. for the year from April 1, 2008 to March 31, 2009 in accordance with Article 444(4) of the Corporate Law. The consolidated statutory report is the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated statutory report based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require that we obtain reasonable assurance about whether the consolidated statutory report is free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the consolidated statutory report. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statutory report referred to above presents fairly, in all material respects, the consolidated financial position of Ricoh Company, Ltd. and consolidated subsidiaries as of March 31, 2009 and the consolidated results of their operations for the year then ended, in conformity with the Article 120(1) of the regulation on the Corporate Law and the recognition and measurement criteria of accounting principles generally accepted in the United States of America (Refer to Note 1, Significant Accounting Policies, Accounting Policies Regarding the Preparation of Consolidated Financial Statements, Notes to Consolidated Financial Statements).

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Note: The details of audit report on consolidated financial statements by the Board of Auditors are included in Transcript of Corporate Auditor's Report on Consolidated Financial Statements (page 44).

NON-CONSOLIDATED BALANCE SHEETS (as of March 31, 2009)

                                                             Millions of yen
--------------------------------------------------------------------------------
                                                             As of March 31,
--------------------------------------------------------------------------------
                                                             2009        2008
--------------------------------------------------------------------------------
ASSETS
Current Assets:
   Cash on hand and in banks                                 18,440      15,563
   Notes receivable - trade                                   3,075       7,353
   Accounts receivable - trade                              198,447     234,545
   Marketable securities                                    107,079      23,396
   Finished goods                                            23,641      23,633
   Raw materials                                              3,843       3,422
   Work in process                                            7,267       8,822
   Supplies                                                   7,910       7,993
   Deferred tax assets                                        9,600      12,097
   Accounts receivable - other                               24,572      14,817
   Short-term loans receivable                               26,092     124,117
   Other current assets                                       5,604       5,788
   Allowance for doubtful accounts                              (48)       (112)
      Total Current Assets                                  435,529     481,437
Fixed Assets:
   Tangible fixed assets:
      Buildings                                              50,894      50,313
      Structures                                              2,649       2,536
      Machinery and equipment                                28,206      23,786
      Vehicles                                                   25          16
      Tools                                                  14,407      18,745
      Land                                                   29,028      29,030
      Leased assets                                             177          --
      Construction in progress                               15,689       9,596
         Total tangible fixed assets                        141,078     134,024
   Intangible fixed assets:
      Goodwill                                               19,295          --
      Leasehold right and others                             26,740      21,377
      Software                                               24,047      22,028
      Leased assets                                              16          --
         Total Intangible fixed assets                       70,100      43,405
   Investments and Other Assets:
      Investment securities                                  16,673      26,356
      Affiliates' securities                                349,131     251,990
      Investment in affiliates                               19,293      19,293
      Long-term loans receivable                            214,482      96,878
      Deferred tax assets                                        --         623
      Lease deposit                                           6,763       6,674
      Other investments                                       8,105       7,718
      Allowance for doubtful accounts                          (557)       (526)
         Total investments and other assets                 613,891     409,008
            Total Fixed Assets                              825,071     586,438
--------------------------------------------------------------------------------
               Total Assets                               1,260,601   1,067,876
===============================================================================

NON-CONSOLIDATED BALANCE SHEETS (as of March 31, 2009)

                                                              Millions of yen
--------------------------------------------------------------------------------
                                                              As of March 31,
--------------------------------------------------------------------------------
                                                              2009       2008
--------------------------------------------------------------------------------
LIABILITIES
Current Liabilities:
  Notes payable - trade                                        2,310      3,837
  Accounts payable - trade                                   117,286    142,479
  Bonds maturing within one year                                  --     25,000
  Leased obligations                                             281         --
  Accounts payable - other                                    14,787     15,939
  Accrued expenses                                            29,830     35,375
  Accrued corporate tax                                          336      8,556
  Accrued bonuses                                              9,354     13,129
  Accrued Directors' bonuses                                      84        173
  Warranty reserve                                             1,418        774
  Other current liabilities                                    7,046      4,416
      Total Current Liabilities                              182,736    249,682
Fixed Liabilities:
Bonds                                                         85,000         --
Convertible Bond                                              55,146     55,201
Long-term borrowings                                         167,100         --
Leased obligations                                               541         --
Deferred tax liabilities                                       1,648         --
Long accounts payable-other                                      497        498
Retirement benefit obligation                                  2,671        710
Other fixed liabilities                                          477        568
      Total Fixed Liabilities                                313,081     56,978
          Total Liabilities                                  495,818    306,660
(Net Assets)
Stockholders' Equity:
Common Stock                                                 135,364    135,364
Additional paid-in-capital:
  Legal capital reserve                                      180,804    180,804
        Total additional paid-in-capital                     180,804    180,804
Retained Earnings:
  Legal reserve                                               14,955     14,955
  Other retained earnings                                    467,006    469,754
    Reserve for deferral of capital gain on property             467        486
    Reserve for special depreciation                             357        691
    Reserve for warranty on computer programs                     58         89
    Reserve for social contribution                               88        103
    General reserve                                          441,350    411,350
    Retained earnings brought forward                         24,683     57,034
        Total Retained Earnings                              481,961    484,709
Treasury stock                                               (36,516)   (45,687)
        Total Stockholders' Equity                           761,614    755,191
Difference of appreciation and conversion
  Net unrealized holding gains on securities                   3,168      6,024
        Total difference of appreciation and conversion        3,168      6,024
          Total Net Assets                                   764,782    761,216
--------------------------------------------------------------------------------
          Total Liabilities and Net Assets                 1,260,601  1,067,876
===============================================================================

NON-CONSOLIDATED STATEMENTS OF INCOME (for the year ended March 31, 2009)

                                                               Millions of yen
--------------------------------------------------------------------------------
                                                              For the year ended
                                                                  March 31,
--------------------------------------------------------------------------------
                                                               2009       2008
--------------------------------------------------------------------------------
   Net sales                                                 948,325   1,036,228
   Cost of sales                                             680,229     722,865
   Gross profit                                              268,096     313,362
   Selling, general and administrative expenses              242,905     242,862
      Total operating income                                  25,190      70,500
Non-operating income:
   Interest and dividend income                               30,968      20,607
   Other revenue                                               2,681       5,447
         Total non-operating revenue                          33,650      26,054
Non-operating expenses:
   Interest expense                                            1,020         496
   Exchange loss                                              15,947      14,649
   Other expenses                                              2,128       1,823
         Total non-operating expenses                         19,096      16,969
Ordinary income                                               39,744      79,585
Extraordinary income:
   Gain on restructuring                                         273          --
         Total extraordinary income                              273          --
Extraordinary loss:
   Loss on investment securities                               6,251          --
         Total extraordinary loss                              6,251          --
      Income before income taxes                              33,766      79,585
      Corporate, inhabitant and enterprise taxes               2,152      19,600
      Prior year's income taxes                                4,048          --
      Corporate and other tax adjustments                      4,475       5,316
      Net income                                              23,091      54,669
================================================================================

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (for the year ended March 31, 2009)

                                                         (Unit: millions of yen)

----------------------------------------------------------------------------------------------------------------
                                                        Stockholders' equity
----------------------------------------------------------------------------------------------------------------
                                                                                           Difference
                                                                                               of
                                                                                          appreciation
                                        Additional                                             and
                                     paid-in-capital   Retained earnings	  	   conversion
----------------------------------------------------------------------------------------------------------------
                                                                                               Net
                                               Other             Other             Total   unrealized
                                     Legal  additional         retained           stock-     holding
                             Common capital  paid-in-   Legal  earnings Treasury holders'   gains on   Total net
                             stock  reserve   capital  reserve  (Note)    stock   equity   securities    assets
----------------------------------------------------------------------------------------------------------------
Balance of March 31, 2008   135,364 180,804     --      14,955 469,754  (45,687) 755,191      6,024     761,216
Changes in the term
Dividends from surplus                                         (25,320)          (25,320)               (25,320)
Net income                                                      23,091            23,091                 23,091
Purchase of treasury stock                                                 (644)    (644)                  (644)
Disposal of treasury stock                                        (519)   9,815    9,296                  9,296
Net changes of items other
  than stockholders' equity                                                                  (2,856)     (2,856)
Total changes in the term        --      --     --          --  (2,748)   9,171    6,422     (2,856)      3,566
Balance of March 31, 2009   135,364 180,804     --      14,955 467,006  (36,516) 761,614      3,168     764,782
----------------------------------------------------------------------------------------------------------------

Note: Breakdown of other retained earnings    (Unit: millions of yen)

------------------------------------------------------------------------------------------------------------------------------------
                                                                              Reserve for
                                                    Reserve for                warranty                         Retained
                                                    deferral of  Reserve for      on       Reserve for          earnings Total other
                                                    capital gain   special     computer      social     General brought   retained
                                                    on property  depreciation  programs   contributions reserve forward   earnings
------------------------------------------------------------------------------------------------------------------------------------
Balance of March 31, 2008                               486          691           89          103      411,350  57,034    469,754
Changes in the term
Dividends from surplus                                                                                          (25,320)   (25,320)
Reversal of reserve for deferral of capital gain on
  property                                                1                                                          (1)        --
Reversal of reserve for deferral of capital gain on
  property                                              (19)                                                         19         --
Transfer to reserve for special depreciation                          20                                            (20)        --
Reversal of reserve for special depreciation                        (354)                                           354         --
Reversal of reserve for warranty on computer
  programs                                                                        (30)                               30         --
Transfer of reserve for social contribution                                                     96                  (96)        --
Reversal of reserve for social contribution                                                   (111)                 111		--
Transfer to general reserve                                                                              30,000 (30,000)        --
Disposal of treasury stock                                                                                         (519)      (519)
Net income                                                                                                       23,091     23,091
Total changes in the term                               (18)        (333)         (30)         (14)      30,000 (32,351)    (2,748)
Balance of March 31, 2009                               467          357           58           88      441,350  24,683    467,006
------------------------------------------------------------------------------------------------------------------------------------

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

*    All figures are rounded down to nearest million yen.

NOTES REGARDING SIGNIFICANT ACCOUNTING POLICIES

1.  ACCOUNTING POLICY FOR SECURITIES

(1) SECURITIES OF SUBSIDIARIES AND AFFILIATES

Securities of subsidiaries and affiliates are stated at cost based on the moving average method.

(2) OTHER SECURITIES

Marketable securities:     Marked to market based on the market price at the end
                           of the term and other factors (accounting for all valuation differences with the full net-assets injection method; the cost of securities sold is valued at moving average cost).

Non-marketable securities: Stated at cost based on the moving average method.

2.  ACCOUNTING POLICY FOR DERIVATIVES

Derivatives are stated at market value.

3.  ACCOUNTING POLICY FOR INVENTORIES

Inventories are stated principally at cost using the gross average method (the amounts on the balance-sheets are stated based on the method of devaluing book values by lowered profitability).

4.  DEPRECIATION AND AMORTIZATION

(1) TANGIBLE FIXED ASSETS:

Depreciated by using the declining-balance method.

     Buildings (excluding fixtures) acquired after April 1, 1998 are depreciated using the straight-line method. Major useful life is as follows:

                     Buildings:               5-50 years
                     Machinery and equipment: 4-12 years

(2) INTANGIBLE FIXED ASSETS (EXCLUDING LEASED ASSETS):

Depreciated by using the straight-line method.

     With software for sale in the market, however, the Company records the larger of an amortization based on projected sales profits or a uniform amortization based on a projected effective sales period for the balance. The initially projected effective sales term is 3 years. With software for internal use, the Company uses the straight-line method based on a usable period of 5 years.

     Goodwill is amortized using the straight-line method over the period of investment effect (16 years or 3 years).

(3) LEASED ASSETS

Finance leases for which ownership does not transfer to lessees;

Ricoh uses straight-line depreciation for Leased assets regarding Lease-term as useful life.

In addition, with regards to Lease contracts on or before March 31, 2008, Ricoh uses accounting similar to the accounting treatment for ordinary sale and purchase transactions.

5.  BASIS FOR PROVISION OF RESERVES

(1) ALLOWANCE FOR DOUBTFUL ACCOUNTS:

The allowance for doubtful accounts is provided to cover possible losses from bad debts and represents possible individual doubtful accounts based on historical default rates and the potential for irrecoverableness.

(2) RESERVE FOR BONUSES:

The reserve for accrued bonuses is provided by estimating the amount of bonuses payable to employees for the current financial year under our corporate rules for calculating such bonus payment.

(3) RESERVE FOR BONUSES TO DIRECTORS

The reserve for accrued bonuses is provided by estimating the amount of bonuses payable to Directors for the current of financial year.

(4) WARRANTY RESERVE:

To cover product after-sales service expenses, the Company calculates the product warranty reserve based on projected service costs.

(5) RESERVE FOR RETIREMENT ALLOWANCES:

To cover projected employee benefits, the Company records the estimated obligations at the end of current fiscal year based on projected year-end benefit obligations and plan assets. For actuarial gains or losses and for prior service costs, the Company uses straight-line amortization over a certain period of time (15 years) within averaged remaining employment term as incurred in each business year starting from the year following the year of occurrence. For past service liability (PSL) the Company uses straight-line amortization over a certain period of time (15 years) within averaged remaining employment term as incurred in each business year.

6.  CONSUMPTION TAXES

The consumption tax and the local consumption tax are excluded from profits and losses.

7.  HEDGE ACCOUNTING

(1) HEDGE ACCOUNTING METHODS:

With interest-rate swaps, the Company hedges by assigning transactions that meet assignment requirements.

(2) HEDGE INSTRUMENTS AND TARGETS:

Hedging Instruments:    Interest swaps
Hedged items:           Interests of long-term borrowings

(3) HEDGING POLICIES:

In keeping with its internal Market Risk Management Rules, Ricoh uses derivatives to manage the exposure of its assets and liabilities to market fluctuations.

(4) HEDGE EFFECTIVENESS:

The Company assesses the effectiveness of hedges by analyzing the ratios of the total market fluctuations of hedged targets and instruments. Interest rate swaps, which the Company hedges by assigning transactions that meet assignment requirements, are exempt.

8.  REVISION ON ACCOUNTING SETTLEMENT

Accounting Standard for Measurement of Inventories

     Effective as of April 1, 2008, Ricoh adopted the new accounting standard, "Accounting Standard for Measurement of Inventories" Statement No. 9 issued by the Accounting Standard Board of Japan on July 5, 2006). As a result of adopting this accounting standard, there was no significant impact on operating income, ordinary income and income before income taxes for the fiscal year ended March 31, 2009.

Accounting Standards for Lease Contracts

     Effective as of April 1, 2008, Ricoh adopted the new accounting standard, "Accounting Standards for Lease Contracts"(Statement No. 13, issued by the Accounting Standard Board of Japan on June 17, 1993 and revised on March 30,
2007), and "Application Guidelines for Accounting Standards for Lease Contracts" (Corporate Accounting Standards Application Guidelines No. 16, issued by the Accounting Committee of the Japanese Institute of Certified Public Accountants on January 18, 1994 and revised on March 30, 2007).

     Therefore, Finance leases for which ownership does not transfer to lessees are accounted for in a similar manner with ordinary sale and purchase transactions.

     As a result of adopting this accounting standard, there was no significant impact on operating income, ordinary income and income before income taxes for the fiscal year ended March 31, 2009.

9.  ADDITIONAL INFORMATION

Change of remaining useful life for fixed assets

     Effective as of April 1, 2008, Ricoh changed the primary useful life for the machinery and equipment from 4 to 14 years to 4 to 12 years. Ricoh reviewed the useful life of Machinery and equipment following the revision of the Japanese Corporate Tax Law in 2008 (Cabinet Order to Amend Part of the Corporation Tax Law (Cabinet Order No. 23, April 30, 2008).

     As a result of revising the new useful life for the machinery and equipment, the increasing in depreciation expense was no significant impact for the fiscal year ended March 31, 2009.

NOTES RELATED TO BUSINESS COMBINATIONS ETC.

As part of the Company's strategy to accelerate business expansion in the high-end printing market and the low-end printing market, the Company executed an absorption-type split of its consolidated subsidiary, Ricoh Printing Systems (hereinafter "RPS"), thereby succeeding the business operations of RPS, on October 1, 2008. As part of the absorption-type split, the Company succeeded the operations related to following departments of RPS: Information Technology Promotion Division , Business Strategy Division , Sales & Marketing Division , Research & Development Center, Design & Development Division 1, Design & Development Division 2, Customer Satisfaction Promotion Center, CLP Engineering Department, and Intellectual Property Department.

The absorption-type split was pursuant to "Accounting Standards for Business Combinations (Business Accounting Council October 31, 2003) and "Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures" (ASBJ Guidance No. 10, Nov. 15, 2007; amended Dec. 26,
2008) and it was accounted for as a transaction under common control. The difference after subtracting the net asset equivalent relating to the transferred operations from the RPS's book value (deemed value equivalent to the total assets succeeded and total liabilities succeeded of the appropriate book price of the tie-in shares) was Yen 273 million (gain on restructuring), which was recorded as an extraordinary gain.

NOTES TO NON-CONSOLIDATED BALANCE SHEETS

1.  Accumulated depreciation on tangible fixed assets:  Yen 402,542 million

2.  Guarantee obligation:

    Bank borrowings for employees' housing funds, etc:      Yen 280 million

3.  Monetary debts and credits for affiliates:

      Short-term receivable due from affiliates:        Yen 220,496 million
      Long-term receivable due from affiliates:         Yen 214,525 million
      Short-term payable due to affiliates:              Yen 84,446 million

NOTES TO NON-CONSOLIDATED STATEMENTS OF INCOME

Transaction with affiliates:

    Sales:                                              Yen 836,951 million
    Purchase:                                           Yen 351,851 million
    Non-operating transactions:                          Yen 42,518 million

NOTES TO STATEMENTS OF CHANGES IN NET ASSETS

1. Number of outstanding shares as of the end of the fiscal year under review

      Common stock:                                     744,912,078 shares

2. Number of treasury stocks as of the end of the fiscal year under review

       Common stock:                                     19,232,352 shares

3. Dividends of retained earnings

(1) Payment of dividends
--------------------------------------------------------------------------------
                                 Total amount of  Dividends
Resolution                          dividends     per share  Record date
--------------------------------------------------------------------------------
Ordinary General Meeting of    Yen 12,256 million Yen 17.00 March 31, 2008
  Shareholders (June 26, 2008)
Board of Directors meeting     Yen 13,064 million Yen 18.00 September 30, 2008
  (October 28, 2008)
--------------------------------------------------------------------------------

(2) Among the dividends for which the record date falls within the fiscal year under review, the portion of the dividends for which the effective date falls in the next fiscal year

--------------------------------------------------------------------------------
                                 Total amount of  Dividends
Resolution (scheduled)              dividends     per share  Record date
--------------------------------------------------------------------------------
Ordinary General Meeting of    Yen 10,885 million Yen 15.00 March 31, 2009
Shareholders (June 25, 2009)
--------------------------------------------------------------------------------

NOTES TO DEFERRED TAX ACCOUNTING

Major factors giving rise to deferred tax assets include denial of reserve for retirement benefits and denial of reserve for bonuses, while major factors giving rise to deferred tax liabilities are gains on establishment of retirement benefit trust, intangible fixed assets succeeded due to the absorption-type merger* and unrealized holding gains/losses on other securities.

* Deferred tax liability for the non-deductible intangible asset succeeded from Ricoh Printing Systems, Ltd.

NOTES TO LEASED FIXED ASSETS

The Company uses fixed assets in the balance sheets and certain office equipment and production facilities, etc. under finance lease contracts without ownership transfer.

NOTES TO RELATED PARTY TRANSACTIONS

                                                         (Unit: millions of yen)

                                              Relation with company
                                          ----------------------------
                                                                                                              Balance
                                                                                                             as of the
                                                                                                               fiscal
                            Voting rights                                                                       year
                               held by                                                Transaction              under
           Name of company,    Company    Concurrent                   Description of    amount     Account    review
Attribute        etc.            (%)       Directors Business relation  transactions    (Note 3)     item     (Note 3)
----------------------------------------------------------------------------------------------------------------------
Subsidiary  Tohoku Ricoh    (Possessed)       Yes    Manufacturing     Purchase                   Accounts
            Co., Ltd.       Directly:                of the            of                         payable -
                            100%                     Company's         products                   trade
                                                     office            (Note 1)
                                                     equipment                           47,381                14,654

Subsidiary  Ricoh           (Possessed)       Yes    Manufacturing     Business                   --
            Printing        Directly                 of the            absorption
            Systems, Ltd.   100%                     Company's         (Note 2)
                                                     office
                                                     equipment         Total                                       --
                                                                       assets
                                                                       succeeded         29,302

                                                                       Total
                                                                       liabilities
                                                                       succeeded          5,037

                                                                       Gain on
                                                                       restructuring        273

Subsidiary  Ricoh Sales     (Possessed)       Yes    Sale of the       Sales of                   Accounts
            Co., Ltd.       Directly:                Company's         products                   receivable
                            100%                     office            (Note 1)                   - trade
                                                     equipment                          183,782                40,434

Subsidiary  Ricoh Chubu     (Possessed)       Yes    Sale of the       Sales of                   Accounts
            Co., Ltd.       Directly:                Company's         products                   receivable
                            100%                     office            (Note 1)                   - trade
                                                     equipment                           44,383                 9,770

Subsidiary  Ricoh Kansai    (Possessed)       Yes    Sale of the       Sales of                   Accounts
            Co., Ltd.       Directly:                Company's         products                   receivable
                            100%                     office            (Note 1)                   - trade
                                                     equipment                           74,003                14,892

Subsidiary  Ricoh           (Possessed)       Yes    Leasing of        Factoring                  Accounts
            Leasing         Directly:                the                                 71,199   payable -
            Company, Ltd.   46.9%                    Company's                                    other            --
                            Indirectly:              products          Lending                    Short-term
                            4.2%                                       of funds                   loans
                                                     Lending of        (Note 3)                   Long-term    24,147
                                                     funds                              831,965   loans        70,000

Subsidiary  RICOH           (Possessed)       Yes    Manufacturing     Sales of                   Accounts
            INDUSTRIE       Directly:                of the            components                 receivable
            FRANCE S.A.S.   100%                     Company's         (Note 1)                   - trade
                                                     office
                                                     equipment                           51,846                13,682

Subsidiary  RICOH           (Possessed)       Yes    Sale of the       Sales of                   Accounts
            AMERICAS        Directly:                Company's         products                   receivable
            CORPORATION     100%                     office            (Note 1)                   - trade
                                                     equipment                           78,114                24,928

                                                                       Lending                    Long-term
                                                                       of funds                   loans
                                                                       (Note 3)          87,479                91,701

Subsidiary  RICOH           (Possessed)        No    Lending of        Lending                    Long-term
            PRINTING        Directly:                funds             of funds                   loans
            SYSTEMS         95.6%                                      (Note 3)
            AMERICA, INC.   Indirectly:
                            4.4%                                                         13,854                46,647

Subsidiary  RICOH EUROPE    (Possessed)       Yes    Sale of the       Sales of                   Accounts
            SCM B.V.        Directly:                Company's         products                   receivable
                            100%                     office            (Note 1)                   - trade
                                                     equipment                           98,686                20,464

Subsidiary  RICOH ASIA      (Possessed)       Yes    Sale of the       Purchase                   Accounts
            INDUSTRY LTD.   Directly:                Company's         of                         payable -
                            100%                     office            products                   trade
                                                     equipment         (Note 1)          89,776                 6,002

Subsidiary  Ricoh Hong      (Possessed)       Yes    Manufacturing     Receipt                    --
            Kong Ltd.       Directly                 of the            of
                            100%                     Company's         dividend
                                                     office
                                                     equipment                            6,713                    --

Notes: Transaction conditions and policy in determining transaction conditions

1. Prices and other transaction conditions are determined through price negotiations, taking into account the market situation.

2. Because it is treated as a transaction under common control, the succeeded assets and liabilities of Ricoh Printing Systems, Ltd. (RPS) were transferred to the Company as part of RPS's book value based on the accounting standards for business combinations.

3. Lending is determined each time through negotiations based on market prices.

4. The transaction amount does not include the consumption tax, while the ending balance includes the consumption tax, etc.

NOTES TO PER-SHARE INFORMATION

1.   Net assets per share:     Yen 1,053.88
2. Basic net income per share:   Yen  31.90
Diluted net income per share:    Yen  31.01

 [English Translation of the Auditors' Report Originally Issued in the Japanese
                                   Language]

                          INDEPENDENT AUDITORS' REPORT
                         -------------------------------

                                                                    May 19, 2009

The Board of Directors
Ricoh Company, Ltd.

                                        KPMG AZSA & Co.

                                        Teruo Suzuki (Seal)
                                        Designated and Engagement Partner
                                        Certified Public Accountant

                                        Ryoji Fujii (Seal)
                                        Designated and Engagement Partner
                                        Certified Public Accountant

                                        Junichi Adachi (Seal)
                                        Designated and Engagement Partner
                                        Certified Public Accountant

We have audited the statutory report, comprising the non-consolidated balance sheet, the non-consolidated statement of income, the statement of changes in net assets and the notes to non-consolidated financial statement, and its supporting schedules of Ricoh Company, Ltd. as of March 31, 2009 and for the 109th business year from Arpil 1, 2008 to March 31, 2009 in accordance with Article 436(2)(1) of the Corporate Law. The statutory report and supporting schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the statutory report and supporting schedules based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the statutory report and supporting schedules are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the statutory report and supporting schedules. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statutory report and supporting schedules referred to above present fairly, in all material respects, the financial position and the results of operations of Ricoh Company, Ltd. for the period, for which the statutory report and supporting schedules were prepared, in conformity with accounting principles generally accepted in Japan.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Transcript of the Corporate Auditor's Report (originally issued in Japanese)

                           CORPORATE AUDITOR'S REPORT

The Board of Corporate Auditors has prepared this Audit Report upon discussion based on the audit reports prepared by each Corporate Auditor concerning the execution of duties by Directors for the fiscal year from April 1, 2008 to March 31, 2009, and hereby reports as follows:

1. AUDITING METHODS EMPLOYED BY CORPORATE AUDITORS AND THE BOARD OF CORPORATE AUDITORS

The Board of Corporate Auditors prescribed audit policies, work shares and other relevant matters, received reports from each Corporate Auditor on their implementation of audits and results thereof, as well as reports from Directors, etc. and the Accounting Auditor on the performance of their duties, and requested explanations from them whenever necessary.

Each Corporate Auditor complied with the auditing standards of Corporate Auditors established by the Board of Corporate Auditors, followed the audit policies, work shares, etc., communicated with Directors, staff of the internal audit sector, other employees, etc., strove to establish the environment for collecting information and auditing, attended Board of Directors and other important meetings, received reports from Directors, employees, etc. on the execution of their duties, requested explanations from them whenever necessary, inspected important written approvals, etc., examined the status of operations and assets at the head office and principal offices. We also monitored and verified the system for ensuring that the execution of duties by Directors conforms to the related laws and regulations and the Articles of Incorporation, the resolution of the Board of Directors concerning the establishment of the system stipulated in Article 100, Paragraph 1 and Paragraph 3 of the Enforcement Regulations of the Corporate Law aiming to secure the appropriateness of joint-stock companies' operations; and the status of an internal control system established in accordance with the said resolution. Meanwhile, we communicated and exchanged information with Directors, Corporate Auditors, etc. of subsidiaries, received reports from subsidiaries on operations whenever necessary, as well as visited and examined some subsidiaries. Based on the above methods, we examined the business report and the supporting schedules for the fiscal year under review.

Besides, we monitored and verified whether the Accounting Auditor implemented appropriate audits while maintaining independence, received reports from the Accounting Auditor on the execution of their duties, and sought explanations whenever necessary. Furthermore, we received notice from the Accounting Auditor that "System for ensuring that duties are performed properly" (matters set forth in each item of Article 131 of the Company Accounting Regulations) is organized in accordance with the "Quality Management Standards Regarding Audits" (Business Accounting Council; October 28, 2005), etc., and sought explanations whenever necessary. Based on the above methods, we examined non-consolidated financial statements (balance sheets, statements of income, statement of changes in stockholders' equity, and notes to financial statements) and the supporting schedules for the fiscal year under review, as well as consolidated financial statements (balance sheets, statements of income, statement of shareholders' investment, and notes to financial statements).

2. AUDIT RESULTS

(1) RESULTS OF AUDIT OF BUSINESS REPORT, ETC.

(i) We hereby state that the business report and the supporting schedules fairly represent the Company's conditions in accordance with the related laws and regulations and the Articles of Incorporation.

(ii) With regard to the performance of duties by Directors, we find no significant evidence of wrongful act or violation of related laws and regulations, nor the Articles of Incorporation.

(iii) We hereby state that the content of the resolution by the Board of Directors concerning the internal control system is proper. In addition, we find no matters on which to remark in regard to the execution of duties by the Directors regarding the internal control system.

(2) RESULTS OF AUDIT OF NON-CONSOLIDATED FINANCIAL STATEMENTS AND THE SUPPORTING SCHEDULES

We hereby state that the audit methods of the Accounting Auditor, KPMG AZSA & Co., and the results are appropriate.

(3) RESULTS OF AUDIT OF CONSOLIDATED FINANCIAL STATEMENTS

We hereby state that the audit methods of the Accounting Auditor, KPMG AZSA & Co., and the results are appropriate.

May 20, 2009

                         The Board of Corporate Auditors, Ricoh Company, Limited
                                      Corporate Auditor  Kohji Tomizawa   (seal)
                                      Corporate Auditor  Shigekazu Iijima (seal)
                                      Corporate Auditor  Kenji Matsuishi  (seal)
                                      Corporate Auditor  Takao Yuhara     (seal)

Note: Corporate auditors Kenji Matsuishi and Takao Yuhara are outside corporate auditors in accordance with Article 2, Item 16 and Article 335, Paragraph 3 of the Corporate Law.

CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)





                                                           Millions of yen
-------------------------------------------------------------------------------
                                                         For the year ended
                                                              March 31,
-------------------------------------------------------------------------------
                                                         2009          2008
-------------------------------------------------------------------------------
1.  Cash flows from operating activities
    Net income                                             6,530       106,463
    Adjustments to reconcile net income to net
     cash provided by operating activities
      Depreciation and amortization of tangible
        and intangible fixed assets                      101,817        95,788
      Changes in assets and liabilities                  (73,767)      (35,896)
      Other, net                                          52,908        28,008
        Net cash provided by operating activities         87,488       194,363

2.  Cash flows from investing activities
    Expenditures for tangible fixed assets               (96,491)      (84,011)
    Process from sales of available-for-sale
     securities, net                                      (1,538)        2,067
    Acquisition of businesses (after deducting
     cash and cash equivalents received at the
     time of acquisition)                               (157,404)      (96,796)
    Other, net                                           (27,739)      (19,610)
       Net cash used in investing activities            (283,172)     (198,350)

3.  Cash flows from financing activities
    Change in borrowings, indebtedness and debt
     securities, net                                     322,288       (33,148)
    Dividend payments                                    (25,320)      (22,628)
    Payment for purchase of treasury stock                  (644)      (15,770)
    Other, net                                              (410)         (639)
       Net cash provided (used in) financing
        activities                                       295,914       (72,185)

4.  Effect of exchange rate changes on cash and
     cash equivalents                                    (12,353)       (8,958)

5.  Net increase (decrease) in cash and cash
     equivalents                                          87,877       (85,130)

6.  Cash and cash equivalents at beginning of year       170,607       255,737

7.  Cash and cash equivalents at end of year             258,484       170,607

         REFERENCE MATERIAL FOR ORDINARY GENERAL MEETING OF SHAREHOLDERS

AGENDA 1: APPROPRIATION OF RETAINED EARNINGS

After considering the earnings results for the business term, the strengthening of our corporate structure as well as our outlook for future development of operations, we propose the appropriation of retained earnings to be as follows:

1. YEAR-END DIVIDENDS

Year-end dividends for the current term will be paid as follows:

(1) Type of dividend assets Cash

(2) Matters concerning allocation of dividend assets and the total amount

    We propose a year-end dividend of Yen 15 per common share of the Company, down Yen 2 per share from previous fiscal year-end. The total amount of dividends will be Yen 10,885,195,890. Accordingly, an annual dividend for the business term, a total of interim and year-end dividends, amounts to Yen 33 per share, the same payment amount as the previous year.

(3) Effective date for the commencement of dividend payment from retained earnings We propose the effective date for commencement of dividend payment to be June 26, 2009.

2. APPROPRIATION OF OTHER RETAINED EARNINGS

(1) Items of retained earnings to increase and the amount

    (i) Retained earnings carried forward:     Yen 10,976,600,000
    (ii) Reserve for social contributions:         Yen 23,400,000

(2) Items of retained earnings to decrease and the amount

    (i) General reserve                        Yen 11,000,000,000

AGENDA 2: PARTIAL AMENDMENT TO THE ARTICLES OF INCORPORATION

1. REASONS FOR AMENDMENT

Since the Law for Partial Amendments to the Law Concerning Book-Entry Transfer of Corporate Bonds and other Securities for the Purpose of Streamlining the Settlement for Trade of Stocks and Other Securities (Act No. 88 of 2004: hereinafter, the "Streamlining Settlement Law") was promulgated on June 9, 2004 and enforced on January 5, 2009, all shares of listed companies are digitalized in accordance with the new book-entry transfer system for stocks (the "electronic share certificate system").

Accordingly, necessary amendments including deletion of the provisions regarding share certificates, beneficial shareholders, and the register of beneficial shareholders, which are no longer required to be stipulated in the Articles of Incorporation, are to be made to the current Articles of Incorporation. The register of lost stock certificates of the Company must be created and maintained until the day one year after the day immediately following the enforcement date of the Streamlining Settlement Law, and thus, necessary provisions will be set up in the Supplementary Provisions.

In accordance with Article 6, Paragraph 1 of the Supplementary Provisions of the Streamlining Settlement Law, Article 7 (Issuance of Share Certificates) of the current Articles of Incorporation has been deemed to be repealed by resolution effective January 5, 2009, and this repeal shall be reflected in the Articles of Incorporation.

2. CONTENTS OF AMENDMENT

Proposed amendments are as follows:

                                       (The parts underlined are those amended.)

          CURRENT ARTICLES OF INCORPORATION                                    PROPOSED AMENDMENTS
----------------------------------------------------------   ----------------------------------------------------------
                CHAPTER II. SHARES                                              CHAPTER II. SHARES

(Total Number of Issuable Shares)                            (Total Number of Issuable Shares)


Article 6. The total number of issuable shares by the        Article 6. The Company shall issue shares and the total
           Company is one billion and five                              ----------------------------------
           hundred million (1,500,000,000) shares.                      number of issuable shares by the Company is
                                                                        one billion and five hundred million
                                                                        (1,500,000,000).

(Issuance of Share Certificates)                                        (Deleted)
--------------------------------

Article 7. The Company shall issue share certificates for
---------- ----------------------------------------------
           the shares.
           -----------

(Purchase of Treasury Stocks)                                (Purchase of Treasury Stocks)
Article 8. The Company may acquire the shares of its own     Article 7. (Same as left/no change)
        -  stocks by a resolution of the Board of                    -
           Directors pursuant to Paragraph 2, Article 165
           of the Corporation Law.

(Number of Shares Constituting One Unit and Non-Issuance     (Number of Shares Constituting One Unit)
                                        ----------------      Article 8. (Same as left/no change)
of Certificates for Less-Than-One-Unit Shares)                        -
---------------------------------------------

Article 9. The number of shares constituting one unit of
           shares of the Company shall be one thousand
           (1,000) shares.

          CURRENT ARTICLES OF INCORPORATION                                    PROPOSED AMENDMENTS
----------------------------------------------------------   ----------------------------------------------------------

            2.  Notwithstanding the provisions of Article                2. (Deleted)
                -----------------------------------------
                7, the Company shall not
                ------------------------
                issue any certificates for
                --------------------------
                less-than-one-unit shares, unless
                ---------------------------------
                otherwise provided for in the Share
                -----------------------------------
                Handling Regulations.
                ---------------------

(Rights Concerning Less-Than-One-Unit Shares)                (Rights Concerning Less-Than-One-Unit Shares)
Article 10. A shareholder (including the beneficial          Article 9.  A shareholder of the Company shall not
        --                -------------------------                  -   exercise any rights other than those described
            shareholder; the same applies hereinafter) of                below with respect to the less-than-one-unit
            ------------------------------------------                   shares held by it.
            the Company shall not exercise any rights
            other than those described below with respect
            to the less-than-one-unit shares held by it.
            i)   Right described in each Item of Paragraph               i)
                 2, Article 189 of the Corporation Law.                  to  (Same as left/no change)
            ii)  Right to make a request under the                       iv)
                 provision of Paragraph 1, Article 166 of
                 the Corporation Law.
            iii) Right to receive allocation of offered
                 shares and allocation of offered stock
                 purchase warrants in accordance with the
                 number of shares held by the shareholder.
            (iv) Right to make a request provided for in
                 the following Article.

(Sale of Shares Constituting Less-Than-One-Unit Shares to    (Sale of Shares Constituting Less-Than-One-Unit Shares to
Constitute One Unit)                                         Constitute One Unit)
Article 11. A shareholder of the Company may request that    Article 10. (Same as left/no change)
        --  the Company sell such number of shares as may,           --
            together with the number of less-than-one-unit
            shares held by the shareholder, constitute one
            unit of shares, in accordance with the Share
            Handling Regulations.

(Administrator of Register of Shareholders)                  Administrator of Register of Shareholders)
Article 12.                                                  Article 11.
        --                                                           --
            1. The Company shall have an administrator of               1. (Same as left/no change)
               the register of shareholders.
            2. The administrator of the register of                     2. (Same as left/no change)
               shareholders and its handling office shall
               be determined by resolution of the Board of
               Directors and public notice shall be given
               thereof.

              CURRENT ARTICLES OF INCORPORATION                                PROPOSED AMENDMENTS
-----------------------------------------------------------------------------------------------------------------------
            3.  The register of shareholders (including                 3.  The register of shareholders and the
                                             -----------                                                 ---
                the register of beneficial shareholders;                    register of stock purchase warrants of
                ----------------------------------------                    the Company shall be prepared and kept, and
                the same applies hereinafter), the                          all other business pertaining to the
                ------------------------------                              register of shareholders and the register
                                                                                                     ---
                register of stock purchase warrants and                     of stock purchase warrants shall be handled
                                                    ---                     by the administrator of the register of
                the register of the lost share                              shareholders and not by the Company.
                ------------------------------
                certificates of the Company shall be
                ------------
                prepared and kept, and all other business
                pertaining to the register of shareholders,
                the register of stock purchase warrants
                and the register of the lost share
                ----------------------------------
                certificates shall be handled by the
                ------------
                administrator of the register of
                shareholders and not by the Company.


(Share Handling Regulations)                                 (Share Handling Regulations)
Article 13. The business and the service charges             Article 12. (Same as left/no change)
        --  pertaining to the shares of the Company shall            --
            be subject to laws, ordinances or these
            Articles of Incorporation and the Share
            Handling Regulations established by the Board
            of Directors.

       CHAPTER III. GENERAL MEETING OF SHAREHOLDERS                 CHAPTER III. GENERAL MEETING OF SHAREHOLDERS

Article 14.                                                  Article 13.
        --                                                           --
        to  (Omitted)                                                to (Same as left/no change)
Article 43.                                                  Article 42.
        --                                                           --

                            (Newly added)                                SUPPLEMENTARY PROVISION

                            (Newly added)                    Article 1.  The Company's register of lost share
                                                             ------------------------------------------------
                                                                         certificates shall be kept in the place of
                                                                         ------------------------------------------
                                                                         business of the administrator of register of
                                                                         --------------------------------------------
                                                                         shareholders. The services related to entry
                                                                         -------------------------------------------
                                                                         and recording in register of lost share
                                                                         ---------------------------------------
                                                                         certificates shall be entrusted to the
                                                                         --------------------------------------
                                                                         administrator of register of shareholders and
                                                                         ---------------------------------------------
                                                                         shall not be performed by the Company.
                                                                         -------------------------------------

                            (Newly added)                    Article 2.  Recording in the Company's register of lost
                                                             -------------------------------------------------------
                                                                         share certificates shall be governed by laws
                                                                         --------------------------------------------
                                                                         and ordinances, Articles of Incorporation, or
                                                                         ---------------------------------------------
                                                                         the Share Handling Regulations established by
                                                                         ---------------------------------------------
                                                                         the Board of Directors.
                                                                         ----------------------

                            (Newly added)                    Article 3.  The provisions of Articles 1 through 3 of
                                                             -----------------------------------------------------
                                                                         these Supplementary Provisions shall be deleted
                                                                         -----------------------------------------------
                                                                         effective January 6, 2010.
                                                                         -------------------------

AGENDA 3: ELECTION OF ONE (1) CORPORATE AUDITOR

As Corporate Auditor Mr. Kohji Tomizawa will resign from his position at the conclusion of this Ordinary General Meeting of Shareholders, the Company proposes the appointment of one (1) Corporate Auditor at this meeting.

The Board of Corporate Auditors has given its consent to this agenda.

The candidate for the Corporate Auditor is as follows:

                                         Brief personal profile, position
                                         and responsibility at the Company                           Number of the
     Name                              (* Status of representation at other                        Company's shares
(Date of birth)                              company, with asterisk)                                     held
-------------------------------------------------------------------------------------------------------------------
Yuji Inoue       Apr. 1971 Joined the Company                                                            10,000
(April 4, 1948)  Jan. 1997 Deputy General Manager of Finance and Accounting Division
                 Apr. 1998 General Manager of Finance and Accounting Division
                 Oct. 1998 General Manager of Business Department of Ricoh Leasing Co., Ltd.
                 June 1999 Managing Director of Ricoh Leasing Co., Ltd.
                 Apr. 2000 President of Ricoh Leasing Co., Ltd.
                 June 2000 Senior Vice President(Current)
                 June 2004 Managing Director
                 June 2005 * President and Chief Executive Officer of Ricoh Leasing Co., Ltd.
                           (Current)
                 June 2009 Scheduled to retire as President and Chief Executive Officer of Ricoh
                           Leasing Co., Ltd.
                           Scheduled to retire as Senior Vice President

Notes: There is no conflict of interests between the candidate and the Company.

AGENDA 4: ELECTION OF ONE (1) SUBSTITUTE CORPORATE AUDITOR

The Company proposes to appoint in advance one Outside Corporate Auditor as a Substitute for Outside Corporate Auditors Mr. Kenji Matsuishi and Mr. Takao Yuhara, so that audit operations can be carried out continuously even in a case where the number of Corporate Auditors falls below the number required by law.

The above appointment shall be effective only before the candidate assumes as Outside Corporate Auditors, and may be nullified by resolution of the Board of Directors with consent of the Board of Corporate Auditors.

The Board of Corporate Auditors has given its consent to this agenda.

The candidate for the Substitute Outside Corporate Auditor is as follows:

                                         Brief personal profile, position
                                         and responsibility at the Company                           Number of the
     Name                              (* Status of representation at other                        Company's shares
(Date of birth)                              company, with asterisk)                                     held
-------------------------------------------------------------------------------------------------------------------
Kiyohisa Horie   Apr. 1970 Joined Horie Morita Audit Office (now : Meiji Audit Corporation)                  0
(March 7, 1948)            Joined Showa Accounting Office
                 Aug. 1980 Registered as Certified Public Accountant
                 Mar. 1988 Registered as Tax Accountant
                 Apr. 1988 Senior Partner of Meiji Audit Corporation (Current)
                 May 1988  * Representative Director of Showa Accounting Office (Current)
                 May 1988  Managing Partner of Meiji Audit Corporation (Current)
                 May 1998  Vice-Chairman & Managing Partner of Meiji Audit Corporation (Current)

Notes:

1. There is no conflict of interests between the candidate and the Company.

2. Mr. Kiyohisa Horie is a candidate for Substitute Corporate Auditor for Outside Corporate Auditors.

3. With his insight and longstanding experience as a certified tax accountant and certified public accountant, we have judged that the candidate Mr. Kiyohisa Horie is the appropriate person as a Corporate Auditor of the Company. Hence, we propose him as a Substitute Corporate Auditor.

4. If Mr. Kiyohisa Horie is approved to be appointed as a Corporate Auditor of the Company, the Company will conclude a liability limitation contract with him to limit liabilities for damages at higher of either, Yen 5,000,000 or minimum liability limit amount stipulated in Article 425, Paragraph 1 of the Corporate Law.

AGENDA 5: PAYMENT OF BONUSES TO DIRECTORS

The Company proposes that bonuses amounting to Yen 84.8 million be paid to the incumbent nine (9) Directors (excluding Outside Directors) as of the end of the fiscal year under review, considering the Company's earnings results and other factors. The Company requests that the details such as specific amounts, timing and manner of payment be left to the decision of the Board of Directors.

EXERCISE OF VOTING RIGHTS VIA THE INTERNET

1. Website the Company Designated for Exercising Voting Rights via the Internet Please access http://www.web54.net.
                            --------------------

          Please note that you would not be able to use cellular phones as terminal for exercising voting rights via the Internet.

2. You will need "Voting right exercise code" and "Password," both shown in the voting form.

3. When you access the designated website, you are requested to decide a new eight-digit password. Please prepare the eight-digit password in advance.

4. Expenses incurred when accessing the website designated for exercising voting rights (ISP access charges, communication charges (call charges) by a carrier, etc.) shall be borne by shareholders.

PASSWORD:

1. Please keep secret the new password you chose because it is necessary to identify you as the eligible shareholder. If you forget or lose the password, you will not be able to exercise your voting right and to change approval or disapproval for the agenda you voted via the Internet. (We are sorry we will not be able to answer questions you may ask regarding new password.)

2. The voting right exercise code and password that we present this time are valid only for this Ordinary General Meeting of Shareholders. (We will issue a new password for the next meeting.)

Please direct your inquiries regarding personal computer operations to exercise your voting right via the Internet to:

                      Exclusive Information Site for Ricoh:
                      http://www.ricoh.com/IR/contact.html
                      -------------------------------------

                          FOR INSTITUTIONAL INVESTORS:

If shareholders apply in advance for the use of the platform operated by ICJ, Inc. a joint venture set up by the Tokyo Stock Exchange, Inc. and other companies, for exercising voting rights, they may be able to utilize said platform as a method for exercising voting rights in electronic medium, in addition to the exercise of voting rights via the Internet specified above.